Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258358

PROSPECTUS SUPPLEMENT NO. 5

(To the Prospectus dated August 10, 2021)

Up to 78,155,781 Shares of Common Stock

(Including up to 17,500,000 Shares of Common Stock Issuable Upon Exercise of Warrants)

Up to 6,000,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated August 10, 2021 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258358). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 17,500,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of

•

up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Placement Warrants”) originally issued in a private placement to the initial stockholder of Rodgers Capital, LLC (the “Sponsor”) in connection with the initial public offering of Rodgers Silicon Valley Acquisition Corp. (“RSVAC”) and

•

up to 11,500,000 shares of Common Stock that are issuable upon the exercise of 11,500,000 warrants (the “Public Warrants” and, together with the Placement Warrants, the “Warrants”) originally issued in the initial public offering of RSVAC.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of

•	up to 66,655,781 shares of Common Stock consisting of

•	up to 12,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on February 22, 2021,

•	up to 6,000,000 shares of Common Stock issuable upon exercise of the Placement Warrants,

•	up to 736,769 shares of Common Stock issuable upon the exercise of stock options,

•	up to 5,750,000 shares of Common Stock issued pursuant to that certain Subscription Agreement, dated September 24, 2020, by and between the Company and Rodgers Capital, LLC, and

•

up to 41,669,012 shares of Common Stock issued pursuant to that certain Agreement and Plan of Merger, dated as of February 22, 2021, by and among the Company, RSVAC Merger Sub Inc. and Enovix Operations Inc. (f/k/a Enovix Corporation) and subject to that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated July 14, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and

•	up to 6,000,000 Placement Warrants.

The Common Stock and Public Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “ENVX” and “ENVXW,” respectively. On November 12, 2021, the last reported sales price of Common Stock was $33.78 per share and the last reported sales price of our Warrants was $21.95 per Warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements for the Prospectus and future filings. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 15, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 3, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Enovix Corporation

(Exact Name of Registrant as Specified in Charter)

(Successor to RODGERS SILICON VALLEY ACQUISITION CORP.)

Delaware	001-39753	85-3174357
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3501 W Warren Avenue

Fremont, California 94538

(Address of Principal Executive Offices) (Zip Code)

(510) 695-2350

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ENVX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	ENVXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

As of November 9, 2021, 145,245,628 shares of common stock, par value $0.0001 per share, were issued and outstanding.

		Page
PART I.	FINANCIAL INFORMATION
Item 1.	Financial Statements (unaudited)	1
	Condensed Consolidated Balance Sheets as of October 3, 2021 and December 31, 2020	1
	Condensed Consolidated Statements of Operations for the quarter ended and 39-week period ended October 3, 2021 and three and nine months ended September 30, 2020	2
	Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the quarter ended and 39-week period ended October 3, 2021 and three and nine months ended September 30, 2020	3
	Condensed Consolidated Statements of Cash Flows for the 39-week period ended October 3, 2021 and nine months ended September 30, 2020	5
	Notes to Condensed Consolidated Financial Statements	7
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	20
Item 3.	Quantitative and Qualitative Disclosure about Market Risks	29
Item 4.	Controls and Procedures	29
PART II.	OTHER INFORMATION
Item 1.	Legal Proceedings	30
Item 1A.	Risk Factors	31
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds from Registered Securities	50
Item 3	Defaults Upon Senior Securities	50
Item 4	Mine Safety Disclosures	50
Item 5	Other Information	50
Item 6.	Exhibits	51
	Signatures	53

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

ENOVIX CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value amounts)

(Unaudited)

	October 3,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$338,746	$29,143
Deferred contract costs	4,371	2,955
Prepaid expenses and other current assets	3,771	946

Total current assets	346,888	33,044

Property and equipment, net	61,596	31,290
Operating lease, right-of-use assets	6,796	—
Deferred contract costs, non-current	—	495
Other assets, non-current	141	135

Total assets	$415,421	$64,964

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,713	$2,083
Accrued expenses	4,520	1,999
Accrued compensation	3,107	1,268
Deferred revenue	5,495	5,410
Other liabilities	660	108

Total current liabilities	15,495	10,868

Deferred rent, non-current	—	1,567
Warrant liability	64,440	15,995
Operating lease liabilities, non-current	9,263	—
Deferred revenue, non-current	2,290	85
Other liabilities, non-current	227	233

Total liabilities	91,715	28,748

Commitments and Contingencies (Note 8)
Stockholders’ equity:
Common stock, $0.0001 par value; authorized shares of 1,000,000,000; issued and outstanding shares of 145,185,904 and 100,016,559 as of October 3, 2021 and December 31, 2020, respectively	14	10
Preferred stock, $0.0001 par value; authorized shares of 10,000,000 and 0 as of October 3, 2021 and December 31, 2020; none issued and outstanding shares as of October 3, 2021 and December 31, 2020, respectively	—	—
Additional paid-in-capital	572,276	243,484
Accumulated deficit	(248,584)	(207,278)

Total stockholders’ equity	323,706	36,216

Total liabilities, convertible preferred stock and stockholders’ equity	$415,421	$64,964

See accompanying notes to these condensed consolidated financial statements.

ENOVIX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

(Unaudited)

	Quarter Ended October 3, 2021	Three Months Ended September 30, 2020	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020
Operating expenses:
Cost of revenue	$104	$1,153	$1,847	$2,382
Research and development	10,301	3,807	25,413	9,442
Selling, general and administrative	8,791	1,486	17,500	3,766

Total operating expenses	19,196	6,446	44,760	15,590

Loss from operations	(19,196)	(6,446)	(44,760)	(15,590)
Other income (expense):
Change in fair value of convertible preferred stock warrants and common stock warrants	8,460	(7,031)	3,679	(6,756)
Issuance of convertible preferred stock warrants	—	—	—	(1,476)
Change in fair value of convertible promissory notes	—	—	—	(2,422)
Interest expense, net	(52)	—	(187)	(107)
Other (expense) income, net	(50)	1	(38)	43

Total other income (expense), net	8,358	(7,030)	3,454	(10,718)

Net loss	$(10,838)	$(13,476)	$(41,306)	$(26,308)

Net loss per share, basic	$(0.08)	$(0.16)	$(0.38)	$(0.35)
Weighted average number of common shares outstanding, basic	133,492,216	85,637,835	109,317,614	76,167,628
Net loss per share, diluted	$(0.14)	(0.16)	$(0.45)	$(0.35)
Weighted average number of common shares outstanding, diluted	135,052,128	85,637,835	109,854,540	76,167,628

See accompanying notes to these condensed consolidated financial statements.

ENOVIX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands, except share amounts)

(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of December 31, 2020 (as previously reported)	324,370,424	$202,056	93,986,381	$65	$41,373	$(207,278)	$(165,840)
Retroactive application of recapitalization	(324,370,424)	(202,056)	6,030,178	(55)	202,111	—	202,056

Balance as of December 31, 2020, effect of reverse acquisition (Note 3)	—	—	100,016,559	10	243,484	(207,278)	36,216
Issuance of common stock upon exercise of stock options	—	—	2,112,373	—	30	—	30
Vesting of early exercised stock options	—	—	—	—	24	—	24
Repurchase of unvested restricted common stock	—	—	(87,768)	—	—	—	—
Issuance of Series D convertible preferred stock upon exercise of warrants	—	—	2,020,034	—	20,877	—	20,877
Stock-based compensation	—	—	—	—	1,555	—	1,555
Net loss	—	—	—	—	—	(16,165)	(16,165)

Balance as of March 31, 2021	—	—	104,061,198	10	265,970	(223,443)	42,537

Issuance of common stock upon exercise of stock options	—	—	9,442	—	4	—	4
Vesting of early exercised stock options	—	—	—	—	29	—	29
Repurchase of unvested restricted common stock	—	—	(75,111)	—	—	—	—
Stock-based compensation	—	—	—	—	2,353	—	2,353
Net loss	—	—	—	—	—	(14,303)	(14,303)

Balance as of June 30, 2021	—	—	103,995,529	10	268,356	(237,746)	30,620

Business combination, net of redemptions and equity issuance costs and PIPE financing, net	—	—	41,249,985	4	300,741	—	300,745
Vesting of early exercised stock options	—	—	—	—	29	—	29
Repurchase of unvested restricted common stock	—	—	(59,610)	—	—	—	—
Stock-based compensation	—	—	—	—	3,150	—	3,150
Net loss	—	—	—	—	—	(10,838)	(10,838)

Balance as of October 3, 2021	—	$—	145,185,904	$14	$572,276	$(248,584)	$323,706

See accompanying notes to these condensed consolidated financial statements.

ENOVIX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (Continued)

(In thousands, except share amounts)

(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of December 31, 2019 (as previously reported)	153,758,348	$129,921	65,196,490	$59	$40,626	$(167,628)	$(126,943)
Retroactive application of recapitalization	(153,758,348)	(129,921)	(1,992,064)	(53)	129,974	—	129,921

Balance as of December 31, 2019, effect of reverse acquisition (Note 3)	—	—	63,204,426	6	170,600	(167,628)	2,978

Issuance of common stock upon exercise of stock options	—	—	5,260	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	6	—	6
Issuance of Series P-2 convertible preferred stock	—	—	12,488,024	1	29,011	—	29,012
Conversion of promissory notes to Series P-2 convertible preferred stock	—	—	3,507,984	—	8,203	—	8,203
Stock-based compensation	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	(7,682)	(7,682)

Balance as of March 31, 2020	—	—	79,205,694	7	207,878	(175,310)	32,575

Vesting of early exercised stock options	—	—	—	—	6	—	6
Issuance of Series P-2 convertible preferred stock	—	—	4,538,706	1	10,200	—	10,201
Stock-based compensation	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	(5,150)	(5,150)

Balance as of June 30, 2020	—	—	83,744,400	8	218,142	(180,460)	37,690

Exercise of stock options	—	—	118,448	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	4	—	4
Issuance of Series P-2 convertible preferred stock	—	—	8,300,550	1	19,061	—	19,062
Stock-based compensation	—	—	—	—	81	—	81
Repurchase of unvested restricted common stock	—	—	(3,230)	—	—	—	—
Net loss	—	—	—	—	—	(13,476)	(13,476)

Balance as of September 30, 2020	—	$—	92,160,168	$9	$237,288	$(193,936)	$43,361

See accompanying notes to these condensed consolidated financial statements.

ENOVIX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020
Cash flows from operating activities:
Net loss	$(41,306)	$(26,308)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	674	436
Amortization of right-of-use assets	388	—
Stock-based compensation expense	6,717	197
Changes in fair value of convertible preferred stock warrants and common stock warrants	(3,679)	6,756
Issuance of convertible preferred stock warrants (non-cash)	—	1,476
Change in fair value of convertible promissory notes	—	2,422
Loss on early debt extinguishment	60	—
Interest expense (non-cash)	—	107
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,645)	116
Deferred contract costs	(1,279)	(1,947)
Accounts payable	(357)	(122)
Accrued expenses and compensation	3,173	526
Deferred revenue	2,290	185
Deferred rent	—	686
Other liabilities	450	(61)

Net cash used in operating activities	(34,514)	(15,531)

Cash flows from investing activities:
Purchase of property and equipment	(31,509)	(18,923)

Net cash used in investing activities	(31,509)	(18,923)

Cash flows from financing activities:
Proceeds from Business Combination and PIPE financing	405,155	—
Payments of transaction costs related to Business Combination and PIPE financing	(29,641)	—
Proceeds from issuance of convertible preferred stock, net	—	58,275
Proceeds from secured promissory notes, converted promissory notes and paycheck protection program loan	15,000	1,628
Repayment of secured promissory note	(15,000)	—
Payment of debt issuance costs	(90)	—
Proceeds from exercise of convertible preferred stock warrants	102	—
Proceeds from the exercise of stock options	163	7
Repurchase of unvested restricted common stock	(13)	—

Net cash provided by financing activities	375,676	59,910

Change in cash, cash equivalents, and restricted cash	309,653	25,456
Cash and cash equivalents and restricted cash, beginning of period	29,218	10,301

Cash and cash equivalents, and restricted cash, end of period	$338,871	$35,757

Supplemental cash flow data (Non-cash):
Net liabilities assumed from Business Combination	73,400	—
Accrued purchase of property and equipment	2,606	1,411
Accrued purchase of transaction costs	1,370	—
Conversion of promissory notes to convertible preferred stock	—	8,073
Settlement of accrued interest expense through conversion of promissory notes to convertible preferred stock	—	130
Issuance of convertible preferred stock warrants	—	1,476

See accompanying notes to these condensed consolidated financial statements.

ENOVIX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

(Unaudited)

The following presents the Company’s cash, cash equivalents and restricted cash by category in the Company’s condensed consolidated balance sheets:

	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020
Cash and cash equivalents	$338,746	$35,682
Restricted cash included in prepaid expenses and other current assets	125	75

Total cash, cash equivalents, and restricted cash	$338,871	$35,757

See accompanying notes to these condensed consolidated financial statements.

ENOVIX CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Organization and Basis of Presentation

Organization

Enovix Corporation (“Enovix” or the “Company”) was incorporated in Delaware in 2006. The Company designs, develops, and manufactures an advanced silicon-anode lithium-ion battery using proprietary 3D cell architecture that increases energy density and maintains a high cycle life. The Company is headquartered in Fremont, California.

The Company is focused on the development and commercialization of its silicon-anode lithium-ion batteries. Planned principal operations of commercial manufacturing have not yet commenced. As of October 3, 2021, the Company has not generated product revenue from its planned principal business activities.

Business Combination

On July 14, 2021 (the “Closing Date”), Enovix Corporation, a Delaware Corporation (“Legacy Enovix”), Rodgers Silicon Valley Acquisition Corp. (“RSVAC”), and RSVAC Merger Sub Inc., a Delaware Corporation and wholly owned subsidiary of RSVAC (“Merger Sub”), consummated the closing of the transactions contemplated by the Agreement and Plan of Merger, dated February 22, 2021 (the “Business Combination”), by and among RSVAC, Merger Sub and Legacy Enovix (the “Merger Agreement”), following the approval at a special meeting of the stockholders of RSVAC held on July 12, 2021 (the “Special Meeting”). Following the consummation of the Business Combination on the Closing Date, Legacy Enovix changed its name to Enovix Operations Inc., and RSVAC changed its name from Rodgers Silicon Valley Acquisition Corp. to Enovix Corporation. Please refer to Note 3 “Business Combination” for further details of the Business Combination.

Change in Fiscal Year

On September 28, 2021, the audit committee of the Board of Directors of the Company approved a change in the fiscal year end from a year ending on December 31 to a fiscal year calendar typically consisting of four 13-week quarters, with the change to be effective for the Company’s third quarter beginning on July 1, 2021 and ending on October 3, 2021. The Company’s current fiscal year will end on January 2, 2022. The Company’s 2022 fiscal year will be comprised of four fiscal quarters ending on April 3, 2022, July 3, 2022, October 2, 2022 and January 1, 2023, respectively. The updated calendar will occasionally include a 14-week fourth quarter, which will first occur in fiscal year 2025, starting on September 29, 2024 and ending on January 5, 2025. Enovix is making the fiscal year change on a prospective basis and will not adjust operating results for prior periods.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“GAAP”). The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and the Business Combination from the Closing Date. All intercompany balances and transactions have been eliminated in consolidation.

The Business Combination has been accounted for as a reverse recapitalization under GAAP. This determination is primarily based on Legacy Enovix stockholders comprising a relative majority of the voting power of Enovix and having the ability to nominate the members of the Board, Legacy Enovix’s operations prior to the acquisition comprising the only ongoing operations of Enovix, and Legacy Enovix’s senior management comprising a majority of the senior management of Enovix. Under this accounting method, RSVAC was treated as the “acquired” company and Legacy Enovix was treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Enovix represent a continuation of the financial statements of Legacy Enovix with the Business Combination being treated as the equivalent of Enovix issuing common stock for the net assets of RSVAC, accompanied by a recapitalization. The net liabilities of RSVAC, other than its warrant liabilities, were stated at historical cost, which approximates to its fair values. Its warrant liabilities were stated at its fair values and no goodwill or other intangible assets were recorded. Results of operations prior to the Business Combination are presented as those of Enovix. Beginning in the third quarter of 2021, historical shares and corresponding capital amounts, as well as for net loss per share, prior to the Business Combination, have been retrospectively adjusted using the exchange ratio as defined in the Business Combination for the equivalent number of shares outstanding immediately after the Business Combination to the effect the reverse recapitalization.

The Company did not have any other comprehensive income or loss for the periods presented. Accordingly, net loss and comprehensive loss are the same for the periods presented. Additionally, the Company did not have any income tax expenses for the periods presented.

Liquidity and Capital Resources

The Company has incurred recurring operating losses and negative cash flows from operations since its inception through October 3, 2021 and expects to incur operating losses for the foreseeable future. As of October 3, 2021, the Company had a working capital of $331.4 million and an accumulated deficit of $248.6 million. Prior to the Business Combination, the Company had financed its operations primarily from the sales of convertible preferred stock, borrowing from convertible promissory notes, and borrowing from a secured promissory note (the “Secured Promissory Note”). In connection with the Business Combination in July 2021, the Company raised approximately $373.7 million of net proceeds, after deducting transaction costs and estimated offering related expenses. Please refer to Note 3 “Business Combination” for further details of the Business Combination.

Based on the anticipated spending, cash received from the Business Combination and timing of expenditure assumptions, the Company currently expects that its cash will be sufficient to meet its funding requirements over the next twelve months. Going forward, the Company may require additional financing for its future operation expansion. The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Unaudited Interim Condensed Consolidated Financial Statements

The condensed consolidated balance sheet as of October 3, 2021, the condensed consolidated statements of operations, condensed consolidated statements of changes in convertible preferred shares and shareholders’ (deficit) equity for the quarter ended and 39-week period ended October 3, 2021 and three and nine months ended September 30, 2020, and the condensed consolidated statements of cash flows for the 39-week period ended October 3, 2021 and nine months ended September 30, 2020 are unaudited. These accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC for interim financial reporting. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring items, considered necessary to present fairly the Company’s financial condition, results of operations, stockholders’ deficit and cash flows for the periods presented above. The results of operations for the quarter ended and 39-week period ended October 3, 2021 are not necessarily indicative of the operating results for the full year, and therefore should not be relied upon as an indicator of future results. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited consolidated financial statements as of that date. The accompanying condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the condensed consolidated financial statements and accompanying notes during the reporting periods. Estimates and assumptions include but are not limited to: depreciable lives for property and equipment, the valuation allowance on deferred tax assets, assumptions used in stock-based compensation, incremental borrowing rate for operating right-of-use assets and lease liabilities, and estimates to fair value convertible preferred stock warrants and common stock warrants. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. In the preparation of our condensed consolidated financial statements, the Company has considered potential impacts of the COVID-19 pandemic on its critical and significant accounting estimates. There was no significant impact to its condensed consolidated financial statements. The Company will continue to evaluate the nature and extent of the potential impacts to its business and its condensed consolidated financial statements.

Summary of Significant Accounting Policies

Since the completion of the Business Combination, there have been no significant changes, other than those disclosed within these interim condensed consolidated financial statements below, to the Company’s significant accounting policies in Note 1, “Organization of Business and Summary of Significant Accounting Policies,” of the notes to the consolidated financial statements for the year ended December 31, 2020 included in the Registration Statement on Form S-1 under the Securities Act of 1933 filed with the SEC on August 2, 2021, as may be amended.

Debt

The Company accounts for the Secured Promissory Note as a liability measured at net proceeds less debt discount and is accreted to the face value of the Secured Promissory Note over its expected term using the effective interest method. The Company considers whether there are any embedded features in its debt instruments that require bifurcation and separate accounting as derivative financial instruments pursuant to Accounting Standards Codification (“ASC”), Topic 815, Derivatives and Hedging (“ASC 815”). See Note 7 “Debt” for more information.

Common Stock Warrants

In connection with the Business Combination, the Company has issued and outstanding warrants of 17.5 million to purchase common stock at a price of $11.50 per share. The warrants expire five years from the completion of the Business Combination and are exercisable starting December 5, 2021. A portion of the outstanding warrants are held by the sponsor and members of Rodgers Capital LLC (“Private Placement Warrants”) and the remaining warrants are held by other third-party investors (“Public Warrants”).

Once the warrants become exercisable, the Company may redeem for $0.01 per warrant the outstanding Public Warrants if the Company’s common stock price equals or exceeds $18.00 per share, subject to certain conditions and adjustments. Holders may elect to exercise their warrants on a cashless basis.

The Private Placement Warrants are transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants, and become Public Warrants and be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

The Company accounts for the warrants in accordance with ASC Topic 815, Derivative and Hedging.

The Public Warrants met the criteria for equity classification and were recorded as additional paid-in capital on the condensed consolidated balance sheet at the completion of the Business Combination. The Private Placement Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Placement Warrants from being indexed to the Company’s own stock, and therefore the Private Placement Warrants are precluded from being classified within equity and are accounted for as derivative liabilities on the consolidated balance sheets at fair value, with subsequent changes in fair value recognized in the condensed consolidated statement of operations at each reporting date.

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC’s can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Other than the adoption of ASC 842, Leases, as discussed below, the Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC.

Recently Adopted Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance as of January 1, 2021, which did not have an impact to the condensed consolidated financial statements upon adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. The guidance requires lessees to recognize all leases, with certain exceptions, on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee must recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. On January 1, 2021, the Company early adopted ASU 2016-02 using the modified retrospective transition option of applying the new standard at the adoption date for all leases with terms greater than 12 months. The Company elected certain practical expedients upon adoption and as such did not reassess the following: 1) whether any expired or existing contracts are or contain leases; 2) lease classification for any expired or existing leases; 3) initial direct costs for any expired or existing leases; 4) whether existing or expired land easements are or contain leases; and 5) regarding the lease term, from a hindsight perspective, whether or not the Company is reasonably certain to exercise the lease options. The Company also elected the practical expedient to not separate lease and non-lease components.

The effect of the adoption of ASC 842 on the condensed consolidated balance sheet as of January 1, 2021 was as follows (in thousands):

	December 31, 2020	Adjustments from Adoption of ASC 842	January 1, 2021
Operating lease, right-of-use assets	$—	$6,873	$6,873
Other liabilities	14	(14)	—
Deferred rent, non-current	1,567	(1,567)	—
Operating lease liabilities, non-current	—	8,551	8,551

Periods prior to the January 1, 2021 adoption of ASC 842 were not adjusted and continue to be reported in accordance with the legacy lease accounting guidance under ASC 840. Under ASC 840, rent expense for non-cancelable operating leases, including rent escalation clauses, tenant improvement allowances, and rent-free periods when applicable, was recognized on a straight-line basis over the term of the lease with the difference between required lease payments and rent expense recorded as deferred rent.

Note 3. Business Combination

As described in Note 1, on July 14, 2021, Legacy Enovix, RSVAC, and Merger Sub, consummated the closing of the transactions contemplated by the Merger Agreement, following the approval at the Special Meeting held on July 12, 2021. Immediately prior to the Business Combination all shares of Legacy Enovix outstanding convertible preferred stock were converted into an equivalent number of shares of Legacy Enovix common stock.

At the Business Combination, eligible Legacy Enovix equity holders received or have the right to receive shares of Enovix common stock (“Common Stock”), with par value $0.0001 per share, at a deemed value of $10.00 per share after giving effect to the exchange ratio of 0.1846 as defined in the Merger Agreement (“Exchange Ratio”). Accordingly, immediately following the consummation of the Business Combination, Legacy Enovix common stock was exchanged into 103,995,643 shares of Common Stock, 5,547,327 shares were reserved for the issuance of Common Stock upon the potential future exercise of Legacy Enovix’s stock options that were exchanged into Enovix’s stock options.

Upon the closing of the Business Combination, the Company’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of Common Stock to 1,000,000,000 shares, $0.0001 par value per share and designate 10,000,000 shares as Preferred Stock.

In connection with the execution of the Merger Agreement, RSVAC entered into separate subscription agreements (each a “Subscription Agreement”) with a number of investors (each a “New PIPE Investor”), pursuant to which the New PIPE Investors agreed to purchase, and RSVAC agreed to sell to the New PIPE Investors, an aggregate of 12,500,000 shares of Common Stock (“PIPE Shares”), for a purchase price of $14.00 per share and an aggregate purchase price of $175.0 million, in a private placement pursuant to the subscription agreements (“PIPE Financing”). The PIPE Financing closed simultaneously with the consummation of the Business Combination.

The number of shares of Common Stock issued immediately following the consummation of the Business Combination was:

RSVAC common stock shares outstanding prior to the Business Combination	28,750,000
Less redemption of RSVAC common stock shares	(15)

RSVAC common stock shares	28,749,985
PIPE Shares issued	12,500,000

RSVAC common stock shares and PIPE Shares	41,249,985
Legacy Enovix common shares (1)	103,995,643

Total shares of Common Stock immediately after the Business Combination	145,245,628

(1)

The number of Legacy Enovix common shares was determined from the 563,316,738 shares of Legacy Enovix common stock outstanding immediately prior to the closing of the Business Combination converted at the exchange ratio of 0.1846. All fractional shares were rounded.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RSVAC was treated as the “acquired” company and Legacy Enovix is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Enovix issuing stock for the net assets of RSVAC, accompanied by a recapitalization. The net assets of RSVAC were stated at historical cost, with no goodwill or other intangible assets recorded.

In connection with the Business Combination in July 2021, the Company assumed $73.4 million of net liabilities from RSVAC. The following table shows the net cash proceeds from the Business Combination (in thousands):

Recapitalization
Cash - RSVAC Trust and cash, net of redemptions	$230,155
Cash - PIPE Financing	175,000
Less: transaction costs and PIPE financing fees	(31,410)

Net cash contributions from Business Combination	$373,745

Note 4. Fair Value Measurement

The following table details the fair value measurements of assets and liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of October 3, 2021 and December 31, 2020 (in thousands).

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total Fair Value
As of October 3, 2021
Liabilities:
Private Placement Warrants	$—	$—	$64,440	$64,440
As of December 31, 2020
Liabilities:
Convertible preferred stock warrants	$—	$—	$15,995	$15,995

Level 1:	Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2:	Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s liabilities are measured at fair value on a non-recurring basis, including its Private Placement Warrants. The fair value of the Private Placement Warrants is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of October 3, 2021, the fair value of the Private Placement Warrant was $10.74 per share with an exercise price of $11.50. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows (in thousands):

	Private Placement Warrants	Convertible Preferred Stock Warrants
Fair value as of December 31, 2020	$—	$15,995
Acquired from the Business Combination	72,900	—
Settlements	—	(20,776)
Change in fair value	(8,460)	4,781

Fair value as of October 3, 2021	$64,440	$—

	Convertible Promissory Notes	Convertible Preferred Stock Warrants
Fair value as of December 31, 2019	$5,651	$730
Additions	—	1,476
Settlements	(8,073)	—
Change in fair value	2,422	6,756

Fair value as of September 30, 2020	$—	$8,962

The following table summarizes the key assumptions used for determining the fair value of convertible preferred stock warrants and common stock warrants.

	Private Placement Warrants outstanding as of October 3, 2021	Private Placement Warrants acquired on July 14, 2021	Convertible preferred stock warrants exercised on February 22, 2021	Convertible preferred stock warrants outstanding as of September 30, 2020
Expected term (in years)	4.8	5.0	2.5 - 4.1	2.9 - 4.5
Expected volatility	50.0%	50.0%	75.0%	63.6%
Risk-free interest rate	0.9%	0.8%	0.2% - 0.4%	0.2% - 0.3%
Expected dividend rate	0.0%	0.0%	0.0%	0.0%

Note 5. Property and Equipment

Property and equipment as of October 3, 2021 and December 31, 2020, consisted of the following (in thousands):

	October 3, 2021	December 31, 2020
Process equipment	$6,275	$4,085
Office equipment	402	369
Furniture and fixtures	639	65
Leasehold improvements	1,878	921
Construction in progress	56,673	29,568

Total property and equipment	65,867	35,008
Less: Accumulated depreciation	(4,271)	(3,718)

Property and equipment, net	$61,596	$31,290

The Company capitalizes certain internal and external costs associated with the development of the first high volume production line (“Fab-1”) in property and equipment, net. For the quarter ended and 39-week period ended October 3, 2021, the Company capitalized $1.0 million and $2.0 million of the development costs as property and equipment, net, respectively.

Depreciation expenses related to the property and equipment were as follows (in thousands):

	Quarter Ended October 3, 2021	Three Months Ended September 30, 2020	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020
Depreciation expense	$299	$147	$674	$436

Note 6. Leases

The Company leases its headquarters, engineering and manufacturing space in Fremont, California under a single non-cancelable operating lease, right of use asset with an expiration date of August 31, 2030. In March 2021, the Company entered into a new agreement to lease office space in Fremont, California under a noncancelable operating lease that expires in April 2026 with an option to extend for five years.

The components of lease costs were as follows (in thousands):

	Quarter Ended October 3, 2021	39-Week Period Ended October 3, 2021
Operating lease cost	$531	$1,273

Supplemental lease information:

Operating leases	October 3, 2021
Weighted-average remaining lease term	8.8 years
Weighted-average discount rate	6.8%

Supplemental cash flow information related to leases are as follows (in thousands):

39-Week Period Ended October 3, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,084
Lease liabilities arising from obtaining ROU assets:
Operating leases	8,763

Maturities of Lease Liabilities

The following is a schedule of maturities of lease liabilities as of October 3, 2021 (in thousands).

Operating lease
2021 (remaining three months)	$333
2022	1,366
2023	1,406
2024	1,449
2025	1,492
Thereafter	7,265

Total	13,311

Less: imputed interest	(3,539)

Present value of lease liabilities	$9,772

Prior Year Lease Disclosure under ASC 840

Under the legacy accounting guidance ASC 840, rent expense for the three and nine months ended September 30, 2020 were $0.3 million and $1.0 million, respectively.

Minimum commitments under noncancelable operating lease agreements as of December 31, 2020 is as follows (in thousands):

Operating lease
2021	$1,267
2022	1,305
2023	1,344
2024	1,384
2025	1,426
Thereafter	7,243

Total	$13,969

Note 7. Debt

Secured Promissory Note

On May 24, 2021, the Company issued to a member of the board of directors a secured promissory note (the “Secured Promissory Note”) with an aggregate principal balance of $15.0 million, which was funded at that time. The Secured Promissory Note bore interest at a rate of 7.5% per annum, payable monthly and on the maturity date. All unpaid interest and principal was due and payable upon request by the holders on or after the earlier of (i) the closing of the Merger Agreement and (ii) October 25, 2021. The Company granted a security interest in all of the Company’s personal property, then existing or thereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof, but which did not include the intellectual property.

On July 14, 2021, the Company repaid all amounts outstanding under the Secured Promissory Note, which totaled $15.2 million in principal and interest. In the connection with the note repayment, the Company incurred $0.1 million of loss on early debt extinguishment related to the write-off of unamortized debt issuance costs in the third quarter of 2021. The Company paid $0.2 million of interest for the 39-week period ended October 3, 2021. As of October 3, 2021, the Company had no outstanding debt.

2020 Paycheck Protection Program Loan

In April 2020, the Company entered into a loan agreement with the Small Business Administration (“SBA”) pursuant to the Paycheck Protection Program Loan (the “PPP Loan”) established under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The Company received loan proceeds of $1.6 million. During 2020, the Company used all PPP Loan proceeds for eligible purposes, including payroll, benefits, rent and utilities and was approved for loan forgiveness prior to December 31, 2020. As the entirety of the PPP Loan was forgiven in 2020, the outstanding obligation was extinguished and a gain on extinguishment was recognized in other income in the consolidated statement of operations for the year ended December 31, 2020.

2019 Convertible Promissory Notes

On December 13, 2019, the Company issued, to existing shareholders which included members of the board of directors and members of management, convertible promissory notes with an aggregate original principal balance of $5.7 million, an interest rate of 6% per annum compounded annually, and a maturity date of December 13, 2020. The Company elected to measure the convertible promissory notes at fair value in accordance with the fair value option. As such, the promissory notes were initially recognized at fair value (i.e., the principal amount) with any changes in fair value recognized in other income, net.

On March 25, 2020, all outstanding principal and accrued interest of $0.1 million were converted into 19,001,815 shares of Series P-2 preferred stock at a conversion price equal to the cash price paid per shares and a 30% discount. Upon conversion, the Company recorded a change in the fair value of the promissory notes of $2.4 million, which is included in other income, net in the condensed consolidated statement of operations for the nine months ended September 30, 2020. As of October 3, 2021 and December 31, 2020, the Company had no outstanding convertible promissory notes.

Note 8. Commitments and Contingencies

Purchase Commitments

The Company did not enter into noncancelable purchase obligations and, therefore, the Company did not have any purchase commitments as of October 3, 2021 and December 31, 2020.

Litigation

Michael Costello v. Rodgers Silicon Valley Acquisition Corp., et al., 21-CV-01536, Superior Court of California, San Mateo County

On March 22, 2021, Michael Costello filed a complaint in the Superior Court of California, San Mateo County, against RSVAC and RSVAC’s board of directors. The plaintiff alleges, among other things, that the RSVAC directors breached their fiduciary duties in connection with the terms of a proposed transaction, and that the disclosures in RSVAC’s registration statement regarding the proposed transaction were materially deficient. This case was voluntarily dismissed on August 24, 2021.

Derek Boxhorn v. Rodgers Silicon Valley Acquisition Corp., et al., 1:21-cv-02900 (SDNY)

On April 5, 2021, Derek Boxhorn filed a complaint in the United States District Court for the Southern District of New York against RSVAC and RSVAC’s board of directors. The plaintiff alleges, among other things, that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, and that the individual defendants breached their fiduciary duties, in connection with the terms of the Business Combination, and that RSVAC’s registration statement contained materially incomplete and misleading information regarding the Business Combination. This case was voluntarily dismissed on October 19, 2021.

From time to time, we may become, involved in various legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition.

Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company also has indemnification obligations to its officers and directors for specified events or occurrences, subject to some limits, while they are serving at the Company’s request in such capacities. There have been no claims to date and the Company has director and officer insurance that may enable the Company to recover a portion of any amounts paid for future potential claims. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities relating to these obligations for the period presented.

Note 9. Convertible Preferred Stock and Warrants

Legacy Enovix Convertible Preferred Stock

Prior to the Business Combination, Legacy Enovix had designated eight outstanding series of convertible preferred stock (“Series A”, “Series B”, “Series C”, “Series D”, “Series E”, “Series E-2”, “Series F”, and “Series P-2”, collectively the “convertible preferred stock”). Details related to Legacy Enovix’s convertible preferred shares, as of June 30, 2021, prior to the Business Combination were as follows:

Series	Authorized	Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series A	705,000	705,000	$226	$235
Series B	66,300	66,300	50	50
Series C	181,844	—	—	—
Series D	58,016,741	58,016,741	105,804	102,527
Series E	4,862,376	4,862,376	4,783	4,862
Series E-2	18,035,000	18,035,000	17,063	18,035
Series F	82,233,867	82,233,867	22,872	23,437
Series P-2	170,612,076	170,612,076	72,135	73,653

Total Legacy Enovix convertible preferred stock	334,713,204	334,531,360	$222,933	$222,799

Upon the closing of the Business Combination, the holders of Legacy Enovix’s Series F convertible preferred stock received an additional 119,728,123 shares of Legacy Enovix Series F convertible preferred stock pursuant to the automatic conversion provision of Legacy Enovix’s certificate of incorporation, as amended and as in effect at the closing. The net effect of these additional shares had no impact to the additional paid in capital as part of the Business Combination. Immediately prior to the closing of the Business Combination, all outstanding Legacy Enovix’s convertible preferred stock was converted into Legacy Enovix common stock and recapitalized into Common Stock using the applicable Exchange Ratio at close. As of October 3, 2021, there was no convertible preferred stock outstanding.

For the nine months ended September 30, 2020, the Company issued 137,191,132 shares of Legacy Enovix Series P-2 convertible preferred stock for cash at a purchase price of $0.43 per share. The Series P-2 issuance resulted in $58.3 million cash proceeds, net of $1.0 million of issuance costs. In conjunction with the Series P-2 issuance, the convertible promissory notes converted to 19,001,815 shares of Series P-2. See Note 7 “Debt” for additional information.

Legacy Enovix Series D Convertible Preferred Stock Warrants

As part of the March 2020 Series P-2 convertible preferred stock issuance, the Company also issued a convertible preferred stock warrant exercisable for 7,000,000 shares of Legacy Enovix Series D to an existing shareholder. The warrant entitled the holder to purchase 7,000,000 shares of Legacy Enovix Series D convertible preferred stock at an exercise price of $0.01 for a period of 5 years from the issuance of the warrant.

As part of an August 2016 Series D convertible preferred stock issuance, the Company also issued a convertible preferred stock warrant exercisable for 3,160,936 shares of Legacy Enovix Series D to an existing shareholder. This warrant entitled the holder to purchase 3,160,936 shares of Legacy Enovix Series D convertible preferred stock at an exercise price of $0.01 for a period of 7 years from the issuance of the warrant.

The number of shares underlying Legacy Enovix Series D convertible preferred stock warrants as of December 31, 2020 on an ‘as-converted basis’ totaled 10,941,986. The ‘as-converted basis’ assumes a conversion of the Series D convertible stock warrant into one share of Legacy Enovix Series D convertible preferred stock that then converts into Legacy Enovix common stock at a ratio of 1.08 per share.

On February 22, 2021, in a transaction separate from the Merger Agreement, the then outstanding Legacy Enovix Series D convertible preferred stock warrants were exercised at $0.01 per share, resulting in the issuance of 10,160,936 shares of Legacy Enovix Series D to the holders of such warrants, for a total of $0.1 million. As of October 3, 2021, there were no convertible preferred stock warrants outstanding.

Common Stock Warrants

In connection with the Business Combination, the Company has assumed 17,500,000 Common Stock Warrants outstanding, which consisted of 11,500,000 Public Warrants and 6,000,000 Private Placement Warrants. The Public Warrants met the criteria for equity classification and the Private Placement Warrants are classified as liability.

Public Warrants

As of October 3, 2021, the Company had 11,500,000 Public Warrants outstanding. Each whole Public Warrant entitles the registered holder to purchase one share of the Company’s Common stock at a price of $11.50 per share, subject to the following conditions discussed below. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of the Business Combination or (b) 12 months from the closing of the initial public offering (“IPO”) of RSVAC. The common stock warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company has filed with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and has caused the same to become effective. The Company will use its best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement.

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to the warrant holders.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

If the Company calls the Common Stock Warrants for redemption as described above, management will have the option to require all holders that wish to exercise the Common Stock Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Common Stock Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Common Stock Warrants, multiplied by the difference between the exercise price of the Common Warrants and the “fair market value” as defined below by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of its Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Common Stock Warrants. Whether the Company will exercise its option to require all holders to exercise the Common Stock Warrants on a “cashless basis” will depend on a variety of factors including the price of its Common Stock at the time the Common Stock Warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

The exercise price and number of shares of Common Stock issuable upon exercise of the Common Stock Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the Common Stock Warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

Private Placement Warrant

The 6,000,000 Private Placement Warrants was originally issued in a private placement to the initial stockholder of Rodgers Capital, LLC (the “Sponsor”) in connection with the initial public offering of RSVAC. Each whole Private Placement Warrant will become exercisable for one whole share of the Company’s common stock at a price of $11.50 per share on December 5, 2021. As of October 3, 2021, the Company had 6,000,000 Private Placement Warrants outstanding.

The Private Placement Warrants are identical to the Public Warrants underlying the units except that such Private Placement Warrants will be exercisable on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. The Private Placement Warrants purchased by our Sponsor will not be exercisable more than five years from the effective date of the RSVAC IPO registration statement, in accordance with FINRA Rule 5110(f)(2)(G)(i), as long as Rodgers Capital, LLC or any of its related persons beneficially own these Private Placement Warrants. On September 8, 2021, the Sponsor made an in-kind distribution of the Private Placement Warrants to certain members of Rodgers Capital LLC. Please refer to Note 4 “Fair Value Measurement” for further details of the Private Placement Warrants.

Note 10. Net Loss per Share

The Company computes net loss per share of common stock using the two-class method. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, diluted net loss per share of common stock is the same as basic net loss per share of common stock. In connection with the Business Combination, shares of the Company’s common stock and all potentially dilutive securities have been retroactively adjusted based on the exchange ratio established in the Business Combination. Please refer to Note 3 “Business Combination” for further details of the Business Combination.

The following table sets forth the computation of the Company’s basic and diluted net loss per share of common stock for the periods presented below (in thousands, except share and per share amount):

	Quarter Ended October 3, 2021	Three Months Ended September 30, 2020	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020

Numerator:
Net loss attributable to common stockholders - Basic	$(10,838)	$(13,476)	$(41,306)	$(26,308)
Increase in fair value of Private Placement Warrants	(8,460)	—	(8,460)	—

Net loss attributable to common stockholders - Diluted	$(19,298)	$(13,476)	$(49,766)	$(26,308)

Denominator:
Weighted-average shares outstanding used in computing net loss per share of common stock, basic	133,492,216	85,637,835	109,317,614	76,167,628
Incremental common shares from assumed exercise of Private Placement Warrants	1,559,912	—	536,926	—

Weighted-average shares outstanding used in computing net loss per share of common stock, Diluted	135,052,128	85,637,835	109,854,540	76,167,628

Net loss per share of common stock:
Basic	$(0.08)	$(0.16)	$(0.38)	$(0.35)
Diluted	$(0.14)	$(0.16)	$(0.45)	$(0.35)

The following table discloses shares of the securities as of October 3, 2021 and September 30, 2020 that could potentially have a dilutive effect to the basic earnings per share of common stock in the future. As the Company reported losses for the periods presented, all of these potentially dilutive securities were anti-dilutive and are excluded in the computation of diluted net loss per share. Accordingly, the diluted net loss per share equals to the basic net loss per share.

	As of
	October 3, 2021	September 30, 2020
Stock options outstanding	5,852,759	1,098,663
Restricted stock units	117,611	—
Public warrants	11,500,000	—

Note 11. Stock-based Compensation

The Company issues stock-based compensation to employees and non-employees in the form of stock options and restricted stock units (“RSUs”). The Company uses Black-Scholes option pricing model to value its stock options granted and use its common stock price, which is the last reported sales price on the grant date to value its RSUs. The Company records forfeitures as they occur. The following table summarizes the total stock-based compensation expense, by operating expense category, recognized in the condensed consolidated statements of operations for the periods presented below (in thousands).

	Quarter Ended October 3, 2021	Three Months Ended September 30, 2020	For the 39-Week Period Ended October 3,	Nine Months Ended September 30, 2020
Cost of revenue	$—	$21	$274	$51
Research and development	1,290	52	4,197	123
Selling, general and administrative	1,752	8	2,246	23

Total stock-based compensation expense	$3,042	$81	$6,717	$197

As of October 3, 2021, and December 31, 2020, the Company capitalized an immaterial amount of stock-based compensation as deferred contract costs and property and equipment, net in the condensed consolidated balance sheet. There was no recognized tax benefit related to stock-based compensation expense for the quarter ended and 39-week period ended October 3, 2021 and three and nine months ended September 30, 2020.

As of October 3, 2021, there was approximately $41.3 million of total unrecognized stock-based compensation expense related to unvested equity awards, which are expected to be recognized over a weighted-average period of 3.7 years.

Stock Option Activity

The following table summarized stock option activities for the 39-week period ended October 3, 2021 (in thousands, except share and per share amount).

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Balances as of January 1, 2021	1,428,980	$0.11
Granted	6,737,344	7.69
Exercised	(2,121,815)	0.08		$183
Forfeited	(191,750)	5.47

Balances as of October 3, 2021	5,852,759	$8.67	9.4	$59,419

Vested and exercisable at October 3, 2021	610,069	$4.14	7.7	$8,955

Unvested and exercisable at October 3, 2021	4,871,693	$8.72	9.5	$49,218

(1) The intrinsic value of options exercised is based upon the value of the Company’s stock at exercise.

Unvested early exercised stock options which are subject to repurchase by the Company are not considered participating securities as those shares do not have non-forfeitable rights to dividends or dividend equivalents. Unvested early exercised stock options are not considered outstanding for purposes of the weighted average outstanding share calculation until they vest.

As of October 3, 2021, 5,823,232 shares remained subject to the Company’s right of repurchase as a result of early exercised stock options. The remaining liability related to early exercised shares as of October 3, 2021 was $0.4 million and was recorded in other current and non-current liabilities in the condensed consolidated balance sheets.

Restricted Stock Unit Activity

During the quarter ended October 3, 2021, the Company awarded 117,611 shares of restricted stock units under the 2021 equity incentive plan.

Note 12. Related Party

Founder Shares

On September 24, 2020, RSVAC issued an aggregate of 5,750,000 shares of common stock (the “Founder Shares”) to the Sponsor, Rodgers Capital LLC, for an aggregate purchase price of $25,000 in cash. The Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Company’s common stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. On September 8, 2021, the Sponsor made an in-kind distribution of a portion of its Founder Shares to certain members of Rodgers Capital LLC.

Related Party Loans

In 2019, existing shareholders, which included members of the board of directors and members of management purchased the convertible promissory notes as disclosed in Note 7 “Debt”. In 2020, these convertible promissory notes with an aggregate original principal balance of $5.7 million and accrued interest of $0.1 million converted into 19,001,815 shares of Series P-2 convertible preferred stock.

In May 2021, the Company issued the Secured Promissory Note with an aggregate principal balance of $15.0 million and an interest at a rate of 7.5% per annum, payable monthly and on the maturity date. On July 14, 2021, the Company repaid all amounts outstanding under the Secured Promissory Note, which totaled $15.2 million in principal and interest. See Note 7 “Debt” for more detailed discussion.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provide information that the management of Enovix Corporation. (referred as to “we,” “us,” “our” and “Enovix”) believes is relevant to an assessment and understanding of the Enovix’s consolidated results of operations and financial condition as of October 3, 2021 and for the quarter ended and 39-week period ended October 3, 2021 and should be read together with the condensed consolidated financial statements that are included elsewhere in this Quarterly Report on Form 10-Q. This discussion and analysis contain forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Quarterly Report on Form 10-Q.

Business Overview

We design, develop, and plan to commercially manufacture an advanced silicon-anode lithium-ion battery using our proprietary 3D cell architecture that increases energy density and maintains high cycle life. This enables us to use silicon as the only active lithium cycling material in the anode. We have applied an equally innovative approach to develop proprietary roll-to-stack production tools that ‘drop-in’ to existing lithium-ion battery manufacturing lines and increase megawatt hour capacity. Our silicon anode battery architecture allows lithium-ion batteries to be produced smaller, cheaper, and more efficiently than current alternatives.

To date, we have concentrated our operational effort on researching and developing the cutting-edge technology behind our silicon-anode lithium-ion battery. Over the past several years, we have signed agreements to provide engineering and proof of concept samples to blue-chip companies in the consumer electronic industry (smartwatches, augmented reality/virtual reality, smartphones, fire/life/safety radios, laptops). In addition to those industries, we are pursuing the deployment of our technology with leading international automobile manufacturers to develop patented battery technology for the electric vehicle (“EV”) market.

We currently lease our headquarters, engineering and manufacturing space in Fremont, California. We are in the process of completing our manufacturing facility build-out in anticipation of commercially manufacturing our batteries.

Impact of Coronavirus (“COVID-19”)

We closely monitor the impact of the pandemic of COVID-19 on all aspects of our business, including how it will impact our operations. We have considered potential impacts of the COVID-19 pandemic on our critical and significant accounting estimates and have not incurred any impairment losses in the carrying value of our assets as a result of the COVID-19 pandemic. For information on our operations and risks related to health epidemics, including the COVID-19 pandemic, please see the other risks and uncertainties set forth in the section titled “Risk Factors” and elsewhere in this Quarterly Report on Form 10-Q.

Change in Fiscal Year

On September 28, 2021, the audit committee of the Board of Directors of the Company approved a change in the fiscal year end from a year ending on December 31 to a fiscal year calendar typically consisting of four 13-week quarters, with the change to be effective for the Company’s third quarter beginning on July 1, 2021 and ending on October 3, 2021. The Company’s current fiscal year will end on January 2, 2022. The Company’s 2022 fiscal year will be comprised of four fiscal quarters ending on April 3, 2022, July 3, 2022, October 2, 2022 and January 1, 2023, respectively. The updated calendar will occasionally include a 14-week fourth quarter, which will first occur in fiscal year 2025, starting on September 29, 2024 and ending on January 5, 2025. Enovix is making the fiscal year change on a prospective basis and will not adjust operating results for prior periods.

Business Combination and Public Company Costs

On July 14, 2021 (the “Closing Date”), Legacy Enovix, RSVAC, and RSVAC Merger Sub Inc., a Delaware Corporation and wholly owned subsidiary of RSVAC (“Merger Sub”), consummated the closing of the transactions contemplated by the Agreement and Plan of Merger, dated February 22, 2021 (the “Merger” or the “Business Combination”), by and among RSVAC, Merger Sub and Legacy Enovix (the “Merger Agreement”), following the approval at a special meeting of the stockholders of RSVAC held on July 12, 2021 (the “Special Meeting”). Following the consummation of the Merger on the Closing Date, Legacy Enovix changed its name to Enovix Operations Inc., and RSVAC changed its name from Rodgers Silicon Valley Acquisition Corp. to Enovix Corporation (“ Enovix”). Enovix raised approximately $373.7 million of net proceeds, after deducting transaction costs and estimated offering related expenses. Please refer to Note 3 “Business Combination” of Part I of this Quarterly Report on Form 10-Q for further details of the Business Combination.

Legacy Enovix is the accounting predecessor and Enovix is the successor SEC registrant, which means that Legacy Enovix’s consolidated financial statements for previous periods will be disclosed in Envoix’s future periodic reports filed with the SEC.

While the legal acquirer in the merger agreement is RSVAC, for financial accounting and reporting purposes under GAAP, Legacy Enovix is the accounting acquirer and the merger has been accounted for as a “reverse recapitalization.” A reverse recapitalization did not result in a new basis of accounting, and the financial statements of the Enovix represents the continuation of the consolidated financial statements of Legacy Enovix. Under this method of accounting, RSVAC was treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Legacy Enovix become the historical financial statements of Enovix, and RSVAC’s assets, liabilities and results of operations were consolidated with Legacy Enovix beginning on the acquisition date. Operations prior to the closing of the merger were presented as those of Enovix in future reports. The net assets of RSVAC were recognized at historical cost (consistent with carrying value), with no goodwill or other intangible assets recorded related to the Business Combination. The most significant changes in Enovix’s reported financial position as a result of the merger are an increase in cash and cash equivalents and a net impact in total stockholders’ deficit (as compared to Legacy Enovix’s condensed consolidated balance sheet as of June 30, 2021). Please refer to Note 3 “Business Combination” of Part I of this Quarterly Report on Form 10-Q for further details of the Business Combination.

Upon consummation of the Merger, Enovix became the successor to RSVAC, an SEC-registered and listed company, which requires us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Comparability of Financial Information

Our future results of operations and financial position may not be comparable to historical results as a result of the Merger.

Key Trends, Opportunities and Uncertainties

We generate revenue from payments received from our customers based on executed engineering revenue contracts (the “Service Revenue”) for the development of silicon-anode lithium-ion battery technology. We have not commenced commercial manufacturing of our batteries, and thus, no product revenue has been generated to date. Our performance and future success depend on several factors that present significant opportunities, but also pose risks and challenges as described in the section titled “Risk Factors” included elsewhere in this Quarterly Report on Form 10-Q.

Product Development

We have developed and delivered standardized sample (i.e., prototype) batteries to multiple, industry leading consumer electronics manufacturers. External validation of the performance of these samples has led to several Service Revenue contracts between us and these customers. Pursuant to each of these agreements, we are developing custom 3D silicon lithium-ion batteries for specific wearable, mobile computing and communication device applications. The design and development phases and the manufacturing of these custom samples are performed at our headquarters in Fremont, California.

Commercialization

Currently, we are building out our first high volume production line (“Fab-1”) at our headquarters in Fremont, California. The net proceeds from the Merger enables us to complete and further expand Fab-1, pursue a second manufacturing location (“Fab-2”), accelerate research and development, and undertake additional initiatives.

Market Focus

We are initially focused on the consumer electronic market and recognize that our battery technology has applicability in other large and growing markets, including EV’s.

Access to Capital

Assuming we experience no significant delays in the research and development of our battery, we believe that our cash resources, including the net proceeds from the completion of the Merger, are sufficient to fund the continued build out and production ramp of our Fab-1 manufacturing facility in Fremont, California and lease or purchase and retrofit an existing facility elsewhere as our Fab-2 for growth.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly in hazardous waste generation and disposal and pollution control. While we expect certain regulations under President Biden’s administration could, if adopted, facilitate market demand and revenue growth, other potential regulations, if adopted, could result in additional operating costs.

Components of Results of Operations

Service Revenue

Service Revenue contracts generally include the design and development efforts to conform our existing battery technology with the customer’s required specifications. Consideration for Service Revenue contracts generally becomes payable when we meet specific contractual milestones, which include the design and approval of custom cells, procurement of fabrication tooling to meet the customer’s specifications, and fabrication and delivery of custom cells from our pilot production line. Within the existing Service Revenue contracts, the amount of consideration is fixed, the contracts contain a single performance obligation, and revenue is recognized at the point in time the final milestone is met (i.e., a final working prototype meeting all required specifications) and the customer obtains control of the deliverable. During all periods presented, we did not recognize any Service Revenue as final milestones were not yet met.

Total Cost and Expenses

Cost of Revenue

Cost of revenue includes materials, labor, allocated depreciation expense, and other direct costs related to Service Revenue contracts. Labor consists of personnel-related expenses such as salaries and benefits, and stock-based compensation.

Capitalization of certain costs are recognized as an asset if they relate directly to a customer contract, generate or enhance resources of the entity that will be used in satisfying future performance obligations, and are expected to be recovered. If these three criteria are not met, the costs are expensed in the period incurred. Deferred costs are recognized as cost of revenue in the period when the related revenue is recognized.

Research and Development Expenses

Research and development expenses consist of engineering services, allocated facilities costs, depreciation, development expenses, materials, labor and stock-based compensation related primarily to our (i) technology development, (ii) design, construction, and testing of preproduction prototypes and models, and (iii) certain costs related to the design, construction, and operation of our pilot plant that is not of a scale economically feasible to us for commercial production. Research and development costs are expensed as incurred.

To date, research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the expansion and ramp up of our engineering and manufacturing facility in Fremont, California, including the material and supplies to support the product development and process engineering efforts. As we ramp up our engineering operations to complete the development of batteries and required process engineering to meet customer specifications, we anticipate that research and development expenses will increase significantly for the foreseeable future as we expand hiring of scientists, engineers, and technicians and continue to invest in additional plant and equipment for product development, building prototypes, and testing of batteries. We are establishing a research and development center in India that will initially focus on developing machine learning algorithms.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist of personnel-related expenses, marketing expenses, allocated facilities expenses, depreciation expenses, executive management travel, and professional services expenses, including legal, human resources, audit, accounting and tax-related services. Personnel related costs consist of salaries, benefits and stock-based compensation. Facilities costs consist of rent and maintenance of facilities.

We are expanding our personnel headcount to support the ramping up of commercial manufacturing and being a public company. Accordingly, in addition to non- recurring costs associated with the Business Combination and anticipated costs of being a public company, we expect our selling, general and administrative expenses to increase significantly in the near term and for the foreseeable future.

Other Income (Expense), net

Other income and expenses, net primarily consist of interest expense, fair value adjustments for outstanding convertible preferred stock warrants, common stock warrants, and convertible promissory notes, the issuance of convertible preferred stock warrants, and loss on early debt extinguishment.

Income Tax Expense (Benefit)

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Comparison of Quarter Ended October 3, 2021 to Three Months Ended September 30, 2020

The following table sets forth our condensed consolidated operating results for the periods presented below (in thousands, except share and per share amount):

	Quarter Ended October 3, 2021	Three Months Ended September 30, 2020	Change ($)	% Change
Operating expenses:
Cost of revenue	$104	$1,153	$(1,049)	(91%)
Research and development	10,301	3,807	6,494	171%
Selling, general and administrative	8,791	1,486	7,305	492%

Total operating expenses	19,196	6,446	12,750	198%

Loss from operations	(19,196)	(6,446)	(12,750)	198%
Other income (expense):
Change in fair value of convertible preferred stock warrants and common stock warrants	8,460	(7,031)	15,491	(220%)
Interest income, net	(52)	—	(52)	N/M
Other (expense) income, net	(50)	1	(51)	N/M
Total other income (expense), net	8,358	(7,030)	15,388	(219%)

Net loss	$(10,838)	$(13,476)	$2,638	(20%)

N/M – Not meaningful

Cost of Revenue

Cost of revenue for the quarter ended October 3, 2021 was $0.1 million, compared to $1.2 million during the three months ended September 30, 2020. From time to time, we enter into Service Revenue customer contracts. Service Revenue from these customer contracts was deferred as of October 3, 2021 because we had not delivered the final working prototype (the single performance obligation) nor had the customer taken control of the deliverable. The estimated final delivery date of these Service Revenue contracts is within the next twelve months.

In the execution of satisfying the single performance obligation per the existing Service Revenue contracts, certain costs are recognized as an asset if they relate directly to a customer contract, generate or enhance resources of the entity that will be used in satisfying future performance obligations, and are expected to be recovered. If these three criteria are not met, the costs are expensed in the period incurred. Deferred contract costs are recognized as cost of revenue in the period when the related revenue is recognized.

The decrease in cost of revenue of $1.0 million, or (91%) was due to the timing of when costs attributable to a specific contract with a customer were incurred. As of October 3, 2021, we had $4.4 million of deferred contract costs and $7.8 million of deferred revenue on our condensed consolidated balance sheet.

Research and Development Expenses

Research and development expenses for the quarter ended October 3, 2021 were $10.3 million, compared to $3.8 million during the three months ended September 30, 2020. The increase of $6.5 million, or 171% was primarily attributable to an increase in our research and development employee headcount resulting in a $3.5 million increase in salaries, employee benefit and stock-based compensation expenses. The remaining increase of $3.0 million was primarily due to increased facility, tooling costs, research and development materials, telecommunication and IT services expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended October 3, 2021 were $8.8 million, compared to $1.5 million during the three months ended September 30, 2020. The increase of $7.3 million, or 492% was primarily attributable to an increase in our selling, general and administrative employee headcount resulting in a $4.2 million increase in salaries, employee benefit and stock-based compensation expenses. The remaining amount of additional expenses is primarily comprised of an increase in professional fees and recruiting expenses of $0.9 million, an increase in insurance expenses of $0.5 million, an increase in legal fees and permits expense of $0.4 million, an increase in facility and technology expenses of $0.4 million and an increase in marketing and investor relations expenses of $0.4 million.

Change in Fair Value of Convertible Preferred Stock Warrants and Common Stock Warrants

The change in the fair value of the convertible preferred stock warrants and common stock warrants was primarily attributable to a decreased fair value of $8.5 million relating to the Private Placement Warrants assumed in the Business Combination during the quarter ended October 3, 2021, and an increased fair value of $7.0 million of the Legacy Enovix convertible preferred stock warrants resulting from an increase in Legacy Enovix’s enterprise value during the three months ended September 30, 2020. The change in the fair value of the convertible preferred stock warrants and common stock warrants was recorded as other income (expense), net.

Comparison of 39-Week Period Ended October 3, 2021 to Nine Months Ended September 30, 2020

The following table sets forth our condensed consolidated operating results for the periods presented below (in thousands, except share and per share amount):

	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020	Change ($)	% Change
Operating expenses:
Cost of revenue	$1,847	$2,382	$(535)	(22%)
Research and development	25,413	9,442	15,971	169%
Selling, general and administrative	17,500	3,766	13,734	365%

Total operating expenses	44,760	15,590	29,170	187%

Loss from operations	(44,760)	(15,590)	(29,170)	187%
Other income (expense):
Change in fair value of convertible preferred stock warrants and common stock warrants	3,679	(6,756)	10,435	(154%)
Issuance of convertible preferred stock warrants	—	(1,476)	1,476	N/M
Change in fair value of convertible promissory notes	—	(2,422)	2,422	N/M
Interest income, net	(187)	(107)	(80)	75%
Other (expense) income, net	(38)	43	(81)	N/M

Total other income (expense), net	3,454	(10,718)	14,172	(132%)

Net loss	$(41,306)	$(26,308)	$(14,998)	57%

N/M – Not meaningful

Cost of Revenue

Cost of revenue for the 39-week period ended October 3, 2021 was $1.8 million, compared to $2.4 million during the nine months ended September 30, 2020. From time to time, we enter into Service Revenue customer contracts. Service Revenue from these customer contracts was deferred as of October 3, 2021 because we had not delivered the final working prototype (the single performance obligation) nor had the customer taken control of the deliverable. The estimated delivery date of these Service Revenue contracts is within the next twelve months.

In the execution of satisfying the single performance obligation per the existing Service Revenue contracts, certain costs are recognized as an asset if they relate directly to a customer contract, generate or enhance resources of the entity that will be used in satisfying future performance obligations, and are expected to be recovered. If these three criteria are not met, the costs are expensed in the period incurred. Deferred contract costs are recognized as cost of revenue in the period when the related revenue is recognized.

The decrease in cost of revenue of $0.5 million, or (22%) was due to the timing of when costs attributable to a specific contract with a customer were incurred. As of October 3, 2021 and December 31, 2020, we had $4.4 million and $3.5 million, respectively, of deferred contract costs and $7.8 million and $5.5 million, respectively, of deferred revenue on our condensed consolidated balance sheets.

Research and Development Expenses

Research and development expenses for the 39-week period ended October 3, 2021 were $25.4 million, compared to $9.4 million during the nine months ended September 30, 2020. The increase of $16.0 million, or 169% was primarily attributable to an increase in our research and development employee headcount resulting in a $10.7 million increase in salaries, employee benefit and stock-based compensation expenses. The remaining increase of $5.3 million was primarily due to increased facility, tooling costs, research and development materials, telecommunication and IT services, and other miscellaneous research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the 39-week period ended October 3, 2021 were $17.5 million , compared to $3.8 million during the nine months ended September 30, 2020. The increase of $13.7 million, or 365% was primarily attributable to an increase in our selling, general and administrative employee headcount resulting in a $6.6 million increase in salaries, employee benefit and stock-based compensation expenses. The remaining increase of $7.1 million is primarily comprised of a $3.0 million increase in professional fees and recruiting expenses, a $1.5 million increase in legal fees, which partially was incurred in connection with the Business Combination, a $0.8 million increase in marketing expenses, and a $0.5 million increase in insurance expenses.

Change in Fair Value of Convertible Preferred Stock Warrants and Common Stock Warrants

The net change in fair value of convertible preferred stock warrants and common stock warrants of $10.4 million for the 39-week period ended October 3, 2021 was primarily attributable to a decrease in fair value of $8.5 million of common stock warrants assumed in the Business Combination during the third quarter of 2021, offset by an increased fair value of $4.8 million of convertible preferred stock warrants and an increased fair value of $7.0 million of the Legacy Enovix convertible preferred stock warrants resulting from an increase in Legacy Enovix’s enterprise value compared to the nine months ended September 30, 2020. On February 22, 2021, all 10,160,936 Legacy Enovix’s Series D convertible preferred stock warrants were exercised at $0.01 per share for a total of $0.1 million. The change in fair value of convertible preferred stock warrants and common stock warrants was recorded as other income (expense), net.

Issuance of Convertible Preferred Stock Warrants

On March 25, 2020, 7,000,000 Legacy Enovix’s Series D convertible preferred stock warrants were issued at $0.01 per share for a total of $0.1 million. The fair value of the convertible preferred stock warrants of $1.5 million was recorded as other expense for the nine months ended September 30, 2020.

Change in Fair Value of Convertible Promissory Notes

The change in fair value of the convertible promissory notes of $2.4 million for the nine months ended September 30, 2020 was due to the fair value adjustment of the convertible promissory note in connection with the note conversion into 19,001,815 shares of Legacy Enovix Series P-2 convertible preferred stock in March 2020. No such event occurred during the 39-week period ended October 3, 2021.

Non-GAAP Financial Measures

While we prepare our condensed consolidated financial statements in accordance with GAAP, we also utilize and present certain financial measures that are not based on GAAP. We refer to these financial measures as “Non-GAAP” financial measures. In addition to our financial results determined in accordance with GAAP, we believe that EBITDA, and Adjusted EBITDA, and Free Cash Flow (each as defined below), are useful measures in evaluating our financial and operational performance distinct and apart from financing costs, certain non-cash expenses and non-operational expenses.

These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP. We endeavor to compensate for the limitation of the Non-GAAP financial measures presented by also providing the most directly comparable GAAP measures.

We use Non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that Non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies. You should review the reconciliations below but not rely on any single financial measure to evaluate our business.

EBITDA and Adjusted EBITDA

“EBITDA” is defined as earnings (net loss) adjusted for interest expense; income taxes; depreciation expense, and amortization expense. “Adjusted EBITDA” includes additional adjustments to EBITDA such as stock-based compensation expense; change in fair value of convertible preferred stock warrants, common stock warrants and convertible promissory notes; loss on early debt extinguishment and other special items as determined by management which it does not believe to be indicative of its underlying business trends. EBITDA and Adjusted EBITDA are intended as supplemental financial measures of our performance that are neither required by, nor presented in accordance with GAAP. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results, trends, and in comparing our financial measures with those of comparable companies, which may present similar Non-GAAP financial measures to investors.

However, you should be aware that when evaluating EBITDA, and Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. In addition, the presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA and Adjusted EBITDA in the same fashion.

Below is a reconciliation of net loss on a GAAP basis to the Non-GAAP EBITDA and Adjusted EBITDA financial measures for the periods presented below (in thousands):

	Quarter Ended October 3, 2021	Three Months Ended September 30, 2020	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020
Net loss	$(10,838)	$(13,476)	$(41,306)	$(26,308)
Interest expense, net	52	—	187	107
Depreciation and amortization	687	147	1,062	436

EBITDA	(10,099)	(13,329)	(40,057)	(25,765)
Stock-based compensation	3,042	81	6,717	197
Change in fair value of convertible preferred stock warrants and common stock warrants	(8,460)	7,031	(3,679)	6,756
Issuance of convertible preferred stock warrants	—	—	—	1,476
Change in fair value of convertible promissory notes	—	—	—	2,422
Loss on early debt extinguishment	60	—	60	—

Adjusted EBITDA	$(15,457)	$(6,217)	$(36,959)	$(14,914)

Free Cash Flow

Below is a reconciliation of Net cash used in operating activities to the Free Cash Flow financial measures for the periods presented below (in thousands):

	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020
Net cash used in operating activities	$(34,514)	$(15,531)
Capital (expenditures)	(31,509)	(18,923)

Free Cash Flow (1)	$(66,023)	$(34,454)

(1)

We define “Free Cash Flow” as (i) Net cash from operating activities less (ii) capital expenditures, net of proceeds from disposals of property and equipment, all of which are derived from our condensed consolidated statements of cash flow. The presentation of non-GAAP Free Cash Flow is not intended as an alternative measure of cash flows from operations, as determined in accordance with GAAP. We believe that this financial measure is useful to investors because it provides investors to view our performance using the same tool that we use to gauge our progress in achieving our goals and it is an indication of cash flow that may be available to fund investments in future growth initiatives.

Liquidity and Capital Resources

We have incurred recurring operating losses and negative cash flows from operations since inception through October 3, 2021 and expect to incur operating losses for the foreseeable future. As of October 3, 2021, we had cash and cash equivalents of $338.7 million, a working capital of $331.4 million and an accumulated deficit of $248.6 million. Prior to the Business Combination, we had financed our operations primarily from the sales of convertible preferred stock, borrowing from convertible promissory notes, borrowing from a secured promissory note (the “Secured Promissory Note”). In connection with the Business Combination in July 2021, the Company raised approximately $373.7 million of net proceeds, after deducting transaction costs and estimated offering related expenses. Please refer to Note 3 “Business Combination” for further details of the Business Combination. For the 39-week period ended October 3, 2021, we purchased $31.5 million for property and equipment. We will continue to increase our property and equipment purchases in the near future for supporting the build-out of our manufacturing facility and our battery manufacturing production.

Based on the anticipated spending, cash received from the Business Combination and timing of expenditure assumptions, we currently expect that our cash will be sufficient to meet our funding requirements over the next twelve months. Going forward, we may require additional financing for our future operation expansion.

The following table provides a summary of cash flow data for the periods presented below (in thousands):

	39-Week Period Ended October 3, 2021	Nine Months Ended September 30, 2020	Change ($)
Net cash used in operating activities	$(34,514)	$(15,531)	$(18,983)
Net cash used in investing activities	(31,509)	(18,923)	(12,586)
Net cash provided by financing activities	375,676	59,910	315,766

Change in cash, cash equivalents and restricted cash	$309,653	$25,456	$284,197

39-Week Period Ended October 3, 2021 Compared to Nine Months Ended September 30, 2020

Operating Activities

Our cash flows used in operating activities to date have been primarily comprised of operating expenses. We continue to increase hiring for employees in supporting the ramping up of commercial manufacturing and being a public company. We expect our cash used in operating activities to increase significantly before we start to generate any material cash inflows from commercially manufacturing and selling our batteries.

Net cash used in operating activities was $34.5 million for the 39-week period ended October 3, 2021. Net cash used in operating activities consists of net loss of $41.3 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments primarily include stock-based compensation expense of $6.7 million, depreciation and amortization expense of $1.1 million and the change in fair value of convertible preferred stock warrants of $3.7 million.

Net cash used in operating activities was $15.5 million for the nine months ended September 30, 2020. Net cash used in operating activities consists of net loss of $26.3 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments primarily include change in the fair value of the convertible promissory notes of $2.4 million, the change in the fair value of convertible preferred stock warrants of $6.8 million, the non-cash issuance of convertible preferred stock warrants of $1.5 million, depreciation and amortization expense of $0.4 million, stock-based compensation expense of $0.2 million, and non-cash interest expense of $0.1 million.

Investing Activities

Our cash flows used in investing activities to date have been primarily comprised of purchases of property and equipment. We expect the costs to acquire property and equipment to increase substantially in the near future as we complete the build-out of our manufacturing facility for our battery manufacturing production. Net cash used in investing activities, which were primarily related to equipment purchases, was $31.5 million and $18.9 million for 39-week period ended October 3, 2021 and nine months ended September 30, 2020, respectively.

Financing Activities

Prior to the Business Combination, we had financed our operations primarily through the sale of convertible preferred stock, borrowing from convertible promissory notes, and borrowing from the Secured Promissory Note with a member of the board of directors. There were no sales of convertible preferred stock for the 39-week period ended October 3, 2021.

Net cash provided by financing activities was $375.7 million for the 39-week period ended October 3, 2021, which primarily consisted of $405.2 million of proceeds from the Business Combination and the PIPE financing, $15.0 million of proceed from the borrowing of the Secured Promissory Note and $0.3 million of proceeds from the exercise of stock options and proceeds from the exercise of the convertible preferred stock warrants, which were offset by $29.6 million related to the transaction costs incurred in connection with the Business Combination and PIPE financing, $15.0 million repayment of Secured Promissory Note, and $0.1 million of debt issuance costs.

Net cash provided by financing activities was $59.9 million for nine months ended September 30, 2020, which was primarily related to $58.3 million of proceeds from the issuance of Series P-2 convertible preferred stock and $1.6 million of proceeds from borrowing of the Paycheck Protection Program Loan.

Contractual Obligations and Commitments

We lease our headquarters, engineering, and manufacturing space in Fremont, California under a single non-cancelable operating lease with an expiration date of August 31, 2030. We also lease a small office in Fremont, California under a noncancelable operating lease that expires in April 2026 with an option to extend the lease for five years. For the lease payment schedule, please see Note 6, Leases, of the notes to our condensed consolidated financial statements in Part I of this Quarterly Report on Form 10-Q for further information.

In addition, we enter into agreements in the normal course of business with various vendors, which are generally cancelable upon notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of service providers, up to the date of cancellation. Those cancellable payments are not included in the table of contractual obligations below. See Note 8, Commitments and Contingencies, of the notes to our condensed consolidated financial statements in Part I of this Quarterly Report on Form 10-Q for further information.

On May 24, 2021, Legacy Enovix issued to a member of the board of directors the Secured Promissory Note with an aggregate principal balance of $15.0 million. The Secured Promissory Note bore interest at a rate of 7.5% per annum, payable monthly and on the maturity date. All unpaid interest and principal was due and payable upon request by the holders on or after the earlier of (i) the closing of the Merger Agreement and (ii) October 25, 2021. On July 14, 2021, we paid off the Secured Promissory Note and its accrued interest by using $15.2 million of proceeds from the Business Combination.

Off-Balance Sheet Arrangements

As of October 3, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Emerging Growth Company Status

We are an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In addition, we intend to rely on the other exemptions and reduce reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation- related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the first sale of our Common Stock in our initial public offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Other than the adoption of Accounting Standards Codification 842, Leases, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. We elected to continue to utilize the extended transition period. As a result, our condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act does not preclude an EGC from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to make disclosures under this Item.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities and Exchange Act of 1934 is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosure.

As of October 3, 2021, our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon the evaluation, our principal executive officer and principal financial officer concluded that, as of October 3, 2021, our disclosure controls and procedures were not effective as a result of the material weaknesses that existed in our internal control over financial reporting as described below, and which continues to exist as of October 3, 2021.

Material Weakness in Internal Control over Financial Reporting

In connection with the preparation and audit of our financial statements as of and for the year ended December 31, 2020 and 2019, and subsequent to the initial filing of the proxy statement/prospectus during the course of preparing for the Business Combination, we identified two material weaknesses in our internal control over financial reporting resulting from (i) a lack of independent review of technical accounting matters and (ii) not have sufficient, qualified personnel to prepare and review complex technical accounting issues and effectively design and implement systems and processes that allow for the timely production of accurate financial information in accordance with internal financial reporting timelines to support our current size and complexity (e.g., acquisitions, divestitures and financings).

During the first, second and third quarters of 2021, we have undertaken specific remediation actions to address the control deficiencies in our financial reporting. Those remediation measures are ongoing and include the following:

•

we have hired a Chief Financial Officer, who is an experienced finance and accounting officer for public companies with extensive experience in developing and implementing internal controls and executing plans to remediate control deficiencies;

•	we have recruited additional personnel, in addition to utilizing third-party consultants and specialists, to supplement our internal resources;

•	we have implemented a new enterprise resource planning tool;

•

we have established more robust processes related to the review of complex accounting transactions, preparation of account reconciliations and review of journal entries which are outlined elsewhere in this prospectus; and

•	we have been and continue to be designing and implementing additional automation and integration in our financially significant systems.

Changes in Internal Control over Financial Reporting

Due to a transition period established by SEC rules applicable to newly public companies, our management is not required to evaluate the effectiveness of our internal control over financial reporting until after the filing of our Annual Report on Form 10-K for the year ended January 2, 2022. As a result, this Quarterly Report on Form 10-Q does not address whether there have been any changes in our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

Michael Costello v. Rodgers Silicon Valley Acquisition Corp., et al., 21-CV-01536, Superior Court of California, San Mateo County

On March 22, 2021, Michael Costello filed a complaint in the Superior Court of California, San Mateo County, against RSVAC and RSVAC’s board of directors. The plaintiff alleges, among other things, that the RSVAC directors breached their fiduciary duties in connection with the terms of a proposed transaction, and that the disclosures in RSVAC’s registration statement regarding the proposed transaction were materially deficient. The plaintiff sought, among other things, unspecified monetary damages, attorney’s fees and costs and injunctive relief, including enjoining the Business Combination. This case was voluntarily dismissed on August 24, 2021.

Derek Boxhorn v. Rodgers Silicon Valley Acquisition Corp., et al., 1:21-cv-02900 (SDNY)

On April 5, 2021, Derek Boxhorn filed a complaint in the United States District Court for the Southern District of New York against RSVAC and RSVAC’s board of directors. The plaintiff alleges, among other things, that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, and that the individual defendants breached their fiduciary duties, in connection with the terms of the Business Combination, and that RSVAC’s registration statement contained materially incomplete and misleading information regarding the Business Combination. The plaintiff sought, among other things, unspecified monetary damages, attorney’s fees and costs and injunctive relief, including enjoining the Business Combination. This case was voluntarily dismissed on October 19, 2021.

From time to time, we may become, involved in various legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition.

Item 1A.	Risk Factors.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you make a decision to buy our securities, you should carefully consider the risks and uncertainties described below together with all of the other information contained in this Quarterly Report on Form 10-Q, including our financial statements and related notes and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our securities could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Summary of Risk Factors

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled “Risk Factors” below.

•	We will need to improve our energy density, which requires us to implement higher energy density materials for both cathodes and anodes, which we may not be able to do.

•	We rely on a new and complex manufacturing process for our operations: achieving production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

•

We currently do not have a manufacturing facility to produce our lithium-ion battery cell in sufficient quantities to meet expected demand, and if we cannot successfully locate and bring an additional facility online, our business will be negatively impacted and could fail.

•

We may not be able to source or establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our product and negatively impact our business.

•	We may be unable to adequately control the costs associated with our operations and the components necessary to build our lithium-ion battery cells.

•	If our batteries fail to perform as expected, our ability to develop, market and sell our batteries could be harmed.

•

Operational problems with our manufacturing equipment subject us to safety risks which, if not adequately addressed, could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

•

The battery market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

•	If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

•	We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

•	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

•	We have been, and may in the future be, adversely affected by the global COVID-19pandemic.

•	We may not have adequate funds to acquire our next manufacturing facility and build it out, and may need to raise additional capital, which we may not be able to do.

•	We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

•	We could face state-sponsored competition from overseas, and may not be able to compete in the market on the basis of price.

•

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

RISK FACTORS

Risks Related to Our Manufacturing and Scale-Up

We will need to improve our energy density, which requires us to implement higher energy density materials for both cathodes and anodes, which we may not be able to do.

Our roadmap to improve our energy density requires us to implement higher energy density materials for both cathodes and anodes. To successfully use these materials we will have to optimize our cell designs including, but not limited to formulations, thicknesses, geometries, materials, chemistries and manufacturing techniques. It could take us longer to incorporate these new materials or we might not be able to achieve every cell performance specification required by customers. Further, we will need to make improvements in packaging technology to achieve our energy density roadmap. These improvements could take longer or be more difficult than forecasted. This could reduce the performance or delay the availability of products to customers. In addition, we have not achieved every specification for the products we plan to produce in our first year of production. The failure to achieve all of these specifications or adequately address each of these other challenges could impact the performance of our cells or delay the availability of these products to our customers.

We rely on a new and complex manufacturing process for our operations: achieving production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Although we have developed our Li-ion battery technology, we rely heavily on a new and complex manufacturing process for the production of our lithium-ion battery cells, all of which has not yet been developed or qualified to operate at large-scale manufacturing volumes. This will require us to bring up a first-of-its-kind automated production line to produce our batteries. It may take longer than expected to install, qualify and release this line and require modifications to the equipment to achieve our goals for throughput and yield. The work required to develop this process and integrate equipment into the production of our lithium-ion battery cells is time intensive and requires us to work closely with developers and equipment providers to ensure that it works properly for our unique battery technology. This integration work will involve a significant degree of uncertainty and risk and may result in the delay in the scaling up of production or result in additional cost to our battery cells.

Both our Fremont pilot manufacturing facilities and our large-scale manufacturing facility will require large-scale machinery. Such machinery is likely to suffer unexpected malfunctions from time to time and will require repairs and spare parts to resume operations, which may not be available when needed.

Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. The people needed to remedy these malfunctions may not be readily available. In addition, because this equipment has not been used to build lithium-ion battery cells, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters. Further, we have in the past experienced power outages at our facilities, and if these outages are more frequent or longer in duration than expected it could impact our ability to manufacture batteries in a timely manner.

Even if we are able to successfully develop this new and complex manufacturing process, we may not be able to produce our lithium-ion batteries in commercial volumes in a cost-effective manner.

We currently do not have a manufacturing facility to produce our lithium-ion battery cell in sufficient quantities to meet expected demand, and if we cannot successfully locate and bring an additional facility online, our business will be negatively impacted and could fail.

Currently, we are completing our manufacturing facility in Fremont, California. Even if we are able to overcome the challenges in designing and refining our manufacturing process, this manufacturing facility will only have two manufacturing lines which will be sufficient to produce batteries in commercial scale, but not in high enough volumes to meet our expected demand. We are in the process of locating an additional facility which, if we are able to overcome the challenges in designing and refining our manufacturing process, will have multiple lines to produce commercial volumes of our lithium-ion batteries to meet our expected demands. However, we have not yet located a suitable facility and, even if we are able to do so, there is no guarantee that our manufacturing process will scale to produce lithium-ion batteries in quantities sufficient to meet demand. Further, even if we are able to locate such a facility, there is no guarantee that we will be able to lease or acquire such a facility on commercially reasonable terms or at all.

Even if we overcome the manufacturing challenges and achieve volume production of our lithium-ion battery, if the cost, performance characteristics or other specifications of the battery fall short of our or our customers’ targets, our sales, product pricing and margins would likely be adversely affected.

We may not be able to source or establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components necessary to develop and manufacture our lithium-ion batteries, including key supplies, such as our anode, cathode and separator materials. We are collaborating with key suppliers but have not yet entered into agreements for the supply of production quantities of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, the introduction of our battery will be delayed. To the extent our suppliers experience any delays in providing or developing the necessary materials, we could experience delays in delivering on our timelines.

Our business depends on the continued supply of certain materials for our products and we expect to incur significant costs related to procuring materials required to manufacture and assemble our batteries. The cost of our batteries depends in part upon the prices and availability of raw materials such as lithium, silicon, nickel, cobalt, copper and/or other metals. The prices for these materials fluctuate and their available supply may be unstable depending on market conditions and global demand for these materials, including as a result of increased global production of electric vehicles and energy storage products as well as supply chain disruption caused by the COVID-19 pandemic. Moreover, we may not be able to negotiate purchase agreements and delivery lead-times for such materials on advantageous terms. Any reduced availability of these materials or substantial increases in the prices for such materials may increase the cost of our components and consequently, the cost of our products. There can be no assurance that we will be able to recoup increasing costs of our components by increasing prices, which in turn would increase our operating costs and negatively impact our prospects.

Any disruption in the supply of components or materials could temporarily disrupt production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, labor shortages, the effects of the COVID-19 pandemic and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components for our lithium-ion batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects. For example, our factory is located in Fremont, California and our products require materials and equipment manufactured outside the country, including the People’s Republic of China. If tariffs are placed on these materials and equipment, it could materially impact our ability to obtain materials on commercially reasonable terms.

Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We may be unable to adequately control the costs associated with our operations and the components necessary to build our lithium-ion battery cells.

We will require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to raw material procurement, leases, sales and distribution as we build our brand and market our batteries, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our lithium-ion batteries and services, but also to control our costs. A large fraction of the cost of our battery, like most commercial batteries, is driven by the cost of component materials like anode and cathode powder, separator, pouch material, current collectors, etc. It also includes machined parts that are part of the package. We have assumed based on extensive discussions with vendors, customers, industry analysts and independent research, target costs at startup of production and an assumed cost reduction over time. These estimates may prove inaccurate and adversely affect the cost of our batteries.

If we are unable to cost-efficiently manufacture, market, sell and distribute our lithium-ion batteries and services, our margins, profitability and prospects would be materially and adversely affected. We have not yet produced any lithium-ion battery cells at volume and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require us to achieve rates of throughput, use of electricity and consumables, yield and rate of automation demonstrated for mature battery, battery material and manufacturing processes, that we have not yet achieved. We are planning on improving the productivity and reducing the cost of our production lines relative to the first line we build. In addition, we are planning on continuous productivity improvements going forward. If we are unable to achieve these targeted rates or productivity improvements, our business will be adversely impacted.

Customer Risks

Our relationships with our current customers are subject to various risks which could adversely affect our business and future prospects.

Our customers’ products are typically on a yearly or longer refresh cycles. If we miss qualification timing by even a small amount, the impact to our production schedule, revenue and profits could be large. While we intend to pass all qualification criteria, some field reliability risks remain such as cycle life, long-term high-temp storage capacity and swelling, etc. While we have product wins for which we are designing custom products for specific customers, we do not have purchase orders for each of these products. Should we not be able to convert these design wins into orders our financial performance would be impacted. Batteries are known in the market to have historically faced risk associated with safety (e.g., Samsung Galaxy Note) and therefore customers can be reluctant to take risks on new battery technologies. Since no new battery technology has entered the market for 30 years, it may be difficult for us to overcome customer risk objections. If unanticipated problems arise, it may raise warranty costs and adversely affect revenue and profit.

In addition, one of our customers has exclusive rights to purchase our batteries for use in the augmented reality and virtual reality space through 2024, which could limit our ability to sell batteries to other customers in this space, which may limit our ability to grow our business in the augmented reality and virtual reality space through 2024.

If our batteries fail to perform as expected, our ability to develop, market and sell our batteries could be harmed.

Once commercial production of our lithium-ion battery cells commences, our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our lithium-ion batteries. There can be no assurance that we will be able to detect and fix any defects in our lithium-ion batteries prior to the sale to potential consumers. If our batteries fail to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects and results of operations.

Our battery architecture is different than others and may behave differently in certain customer use applications that we have not evaluated. This could limit our ability to deliver to certain applications. In addition, we have limited historical data on the performance and reliability of our batteries over time, and therefore it could fail unexpectedly in the field resulting in significant warranty costs or brand damage in the market. In addition, the electrodes and separator structure of our battery is different from traditional lithium-ion batteries and therefore could be susceptible to different and unknown failure modes leading our batteries to fail and cause a safety event in the field. Such an event could result in the failure of our end customer’s product as well as the loss of life or property. Such an event could result in severe financial penalties for us, including the loss of revenue, cancelation of supply contracts and the inability to win new business due to reputational damage in the market. In addition, some of our supply agreements require us to fund some or all of the cost of a recall and replacement of end products affected by our batteries.

Our future growth and success depend on our ability to sell effectively to large customers.

Our potential customers are manufacturers of products that tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our products to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our batteries or our ability to develop, manufacture and deliver batteries, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. Many factors will affect the demand for our batteries. For example, most of the end products in which our batteries are expected to be used are manufactured in China. If the political situation between China and the United States were to deteriorate, it could prevent our customers from purchasing its batteries.

Lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of batteries to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Increases in sales of our lithium-ion battery cells may increase our dependency upon specific customers and our costs to develop and qualify our system solutions.

The development of our lithium-ion battery cells is dependent, in part, upon successfully identifying and meeting our customers’ specifications for those products. Developing and manufacturing lithium- ion batteries with specifications unique to a customer increases our reliance upon that customer for purchasing our products at sufficient volumes and prices in a timely manner. If we fail to identify or develop products on a timely basis, or at all, that comply with our customers’ specifications or achieve design wins with customers, we may experience a significant adverse impact on our revenue and margins. Even if we are successful in selling lithium-ion batteries to our customers in sufficient volume, we may be unable to generate sufficient profit if per-unit manufacturing costs exceed per-unit selling prices. Manufacturing lithium-ion batteries to customer specifications requires a longer development cycle, as compared to discrete products, to design, test and qualify, which may increase our costs and could harm our business, financial condition and operating results.

Our Business Risks

We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We incurred net loss of approximately $41.3 million and $26.3 million, respectively, for the 39-week period ended October 3, 2021 and nine months ended September 30, 2020 and an accumulated deficit of approximately $248.6 million as of October 3, 2021. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant production of our Li-ion batteries, which is not expected to occur until 2023, and may occur later.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things: continue to incur significant expenses in connection with the development of our manufacturing process and the manufacturing of our batteries; secure additional manufacturing facilities and invest in manufacturing capabilities; build up inventories of components for our batteries; increase our sales and marketing activities; develop our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Operational problems with our manufacturing equipment subject us to safety risks which, if not adequately addressed, could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Operational problems with our manufacturing equipment subject us to safety risks which, if not adequately addressed, could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. We have retained industry experts and designed our factory with appropriate safety precautions to address the fire risk of manufacturing batteries and minimize the impact of any event. Should these precautions be inadequate or an event be larger than expected, we could have significant equipment or facility damage that would impact our ability to deliver product and require additional cash to recover. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Lithium-ion battery modules in the marketplace have been observed to catch fire or vent smoke and flame, and such events have raised concerns over the use of such batteries.

We develop lithium-ion battery cells for industrial and consumer equipment and intend to supply these lithium-ion battery cells for industrial and consumer applications. Historically, lithium-ion batteries in laptops and cellphones have been reported to catch fire or vent smoke and flames, and more recently, news reports have indicated that several electric vehicles that use high-power lithium-ion batteries have caught on fire. As such, any adverse publicity and issues as to the use of high-power batteries in automotive or other applications will affect our business and prospects. In addition, any failure of our battery cells may cause damage to the industrial or consumer equipment or lead to personal injury or death and may subject us to lawsuits.

We may have to recall our battery cells, which would be time-consuming and expensive. Further, product liability claims, injuries, defects, or other problems experienced by other companies in the lithium-ion battery market could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

The battery market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The battery market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our silicon anode technology, which is being designed to outperform conventional lithium-ion battery technology and other battery technologies. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may make improvements in energy density faster than they have historically and what we have assumed, continue to reduce cost and expand supply of conventional batteries and therefore reduce our energy density advantage and price premium, which would negatively impact the prospects for our business or negatively impact our ability to sell our products at a market- competitive price and sufficient margins.

There are a number of companies seeking to develop alternative approaches to lithium-ion battery technology. We expect competition in battery technology to intensify. Developments in alternative technologies or improvements in batteries technology made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Further, our financial modeling assumes that in addition to improving our core architecture over time, we are able to retain access to state-of-the-art industry materials as they are developed. If industry battery competitors develop their own proprietary materials, we would be unable to access these and would lose our competitive advantage in the market. If we fail to accurately predict and ensure that our battery technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our lithium-ion batteries, our business will be harmed.

We must continue to commit significant resources to develop our battery technology in order to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business and operating results. Further, the battery industry has consistently improved the energy density of its products every year at a rate of 4-5% per year. If we are unable to improve our energy density at a rate faster than the industry, our competitive advantage will erode.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding our eventual production and sales performance compared with market expectations.

We could face state-sponsored competition from overseas, and may not be able to compete in the market on the basis of price.

One or more foreign governments, including the People’s Republic of China (“PRC”), have concluded that battery technology and battery manufacturing is a national strategic priority, and therefore have instituted official economic policies meant to support these activities. These policies may provide our competitors with artificially lower costs. If these lower costs materialize and enable competitive products to be sold into our markets at prices that, if applied to us, would cause us to become unprofitable, our ability to continue operating could be threatened.

Our failure to keep up with rapid technological changes and evolving industry standards may cause our batteries to become less marketable or obsolete, resulting in a decrease in demand for our batteries.

The lithium-based battery market is characterized by changing technologies and evolving industry standards, which are difficult to predict. This, coupled with frequent introduction of new products and models, has shortened product life cycles and may render our batteries less marketable or obsolete. Third parties, including our competitors, may improve their technologies or even achieve technological breakthroughs that could decrease the demand for our batteries. Our ability to adapt to evolving industry standards and anticipate future standards and market trends will be a significant factor in maintaining and improving our competitive position and our prospects for growth.

If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and as a relatively small company with key talent residing in a limited number of employees, our operations and prospects may be severely disrupted if we lost any one or more of their services. Further, as we locate our new manufacturing facility, build it out and bring it online, we will need to hire personnel to staff and maintain this facility with the technical qualifications to do so, which we may not be able to do in the location at which this facility is located. As we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. While some of our employees are bound by non-competition agreements, these may prove to be unenforceable. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects. In addition, we are highly dependent on the services of Harrold Rust, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace. If Mr. Rust or other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic.

We face various risks related to epidemics, pandemics and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. Certain of our employees have tested positive for COVID-19 or have come in close contact with individuals with COVID-19. If a significant portion of our workforce is unable to work due to COVID-19 illness, quarantine or other government restrictions in connection with COVID-19, our operations may be negatively impacted. The spread of COVID-19 has also impacted our potential customers and suppliers by disrupting the manufacturing, delivery and overall supply chain of battery and device manufacturers. As a result, the effects of the COVID-19 pandemic could impact the availability of materials and resources necessary to install, bring-up and supply materials to our first production line.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. For example, some employees at our headquarters located in Fremont, California were generally subject to a stay-at-home order from the state government. These measures have and may continue to adversely impact our employees, research and development activities and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities. In addition, various aspects of our business cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our future manufacturing plans, sales and marketing activities, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation and audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, and subsequent to the initial filing of the proxy statement/prospectus during the course of preparing for the Business Combination, we identified material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

(i)

we do not have sufficient, qualified personnel to prepare and review complex technical accounting issues and effectively design and implement systems and processes that allow for the timely production of accurate financial information in accordance with internal financial reporting timelines to support our current size and complexity (e.g., acquisitions, divestitures and financings); and

(ii)	we lacked independent review of technical accounting matters.

We restated our financial statements as of and for the fiscal years ended December 31, 2020 and 2019. For additional information, please see Note 2, Restatement of Previously Issued Financial Statements, of the notes to the financial statements for the year ended December 31, 2020, which were included in the RSVAC Annual Report on Form 10-K/A filed with the SEC.

These material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. During the first three quarters of 2021, we have undertaken specific remediation actions to address the control deficiencies in our financial reporting described above. Those remediation measures are ongoing and include the following:

•

we have hired a Chief Financial Officer, who is an experienced finance and accounting officer for public companies with extensive experience in developing and implementing internal controls and executing plans to remediate control deficiencies;

•	we have recruited additional personnel, in addition to utilizing third-party consultants and specialists, to supplement our internal resources;

•

we have established more robust processes related to the review of complex accounting transactions, preparation of account reconciliations and review of journal entries which are outlined elsewhere in this Quarterly Report on Form 10-Q; and

•	we have been and continue to be designing and implementing additional automation and integration in our financially significant systems.

While we have begun taking measures and plan to continue to take measures to design and implement an effective control environment, we cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that it will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of our Common Stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

In addition, it is possible that control deficiencies could be identified by our management or by our independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny and cause investors to lose confidence in our reported financial condition, lead to a default under future indebtedness and otherwise have a material adverse effect on our business, financial condition, cash flow or results of operations.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for future annual reports on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will also be required to audit the effectiveness of our internal control over financial reporting in future annual reports on Form 10-K to be filed with the SEC. We are required to disclose changes made in our internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. We have begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

We have incurred and will incur significant increased expenses and administrative burdens as a public company, which could negatively impact our business, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company that Legacy Enovix did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time consuming. A number of those requirements require us to carry out activities Legacy Enovix has not done previously. For example, we have created new board committees and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), the we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

In addition, we implemented an enterprise resource planning (“ERP”), system for our company. An ERP system is intended to combine and streamline the management of our financial, accounting, human resources, sales and marketing and other functions, enabling us to manage operations and track performance more effectively. However, an ERP system will likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Additionally, in the future, we may be limited in our ability to convert any business that we acquire to the ERP. Any disruptions or difficulties in using an ERP system could adversely affect our controls and harm our business, including our ability to forecast or make sales and collect our receivables. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention.

Our failure to timely and effectively implement controls and procedures required by Section 404(a)of the Sarbanes-Oxley Act that are applicable to us could negatively impact our business.

Legacy Enovix was not subject to Section 404 of the Sarbanes-Oxley Act. However, having consummated the Business Combination, we are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Legacy Enovix as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable after the Business Combination. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, have requested the rescission of the Business Combination.

On March 22, 2021, Michael Costello, a purported stockholder in RSVAC, filed a complaint in the Superior Court of California, San Mateo County, against RSVAC and its board of directors. The case is captioned Michael Costello v. Rodgers Silicon Valley Acquisition Corp., et al., 21-CV-01536. This Costello complaint alleges, among other things, that the RSVAC directors breached their fiduciary duties in connection with the terms of the Business Combination, and that the disclosures in RSVAC’s registration statement regarding the Business Combination were materially deficient. The complaint also alleges aiding and abetting claims against RSVAC. This case was voluntarily dismissed on August 24, 2021.

On April 5, 2021, Derek Boxhorn, a purported stockholder in RSVAC, filed a complaint in the United States District Court for the Southern District of New York against RSVAC and its board of directors. The case is captioned Derek Boxhorn v. Rodgers Silicon Valley Acquisition Corp., et al., 1:21-cv-02900 (SDNY). The Boxhorn complaint alleges, among other things, that the defendants violated Sections 14(a) and 20(a) of the Exchange Act, and that the individual defendants breached their fiduciary duties, in connection with the terms of the Business Combination, and that RSVAC’s registration statement contained materially incomplete and misleading information regarding the Business Combination. This case was voluntarily dismissed on October 19, 2021.

Additional lawsuits may be filed against us or our directors and officers in connection with the Business Combination. Defending such lawsuits could require us to incur significant costs and divert the attention of the management team. Further, the defense or settlement of any lawsuit or claim may adversely affect our business, financial condition, results of operations and cash flows. We cannot predict the outcome of the lawsuits or any others that might be filed subsequent to the date of filing of this registration statement and cannot reasonably estimate the possible loss or range of loss with respect to these matters. We believe that the lawsuits or any related claims are without merit and intend to defend against the claims vigorously.

Risks Related to Our Need for Additional Capital

We may not have adequate funds to acquire our next manufacturing facility and build it out, and may need to raise additional capital, which we may not be able to do.

The design, manufacture and sale of batteries is a capital-intensive business. As a result of the capital intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. We may need to raise additional capital to acquire our next manufacturing facility and build it out. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital in the future would have a negative impact on our ability to complete our manufacturing facilities, our financial condition and our ability to pursue our business strategies. The amount of capital that we will be required to raise, and our ability to raise substantial additional capital, will depend on many factors, including, but not limited to:

•	our ability and the cost to develop our new and complex manufacturing process that will produce lithium-ion batteries in a cost-effective manner;

•	our ability to bring our Fremont manufacturing facility online in a timely and cost-effective manner;

•	our ability to locate and acquire a new, larger manufacturing facility on commercially reasonable terms;

•	our ability to build out our new, larger manufacturing facility in a cost-effective manner;

•	the cost of preparing to manufacture lithium-ion batteries on a larger scale;

•	the costs of commercialization activities including product sales, marketing, manufacturing and distribution;

•	our ability to hire additional personnel;

•	the demand for our lithium-ion batteries and the prices for which we will be able to sell our lithium-ion batteries;

•	the emergence of competing technologies or other adverse market developments; and

•	the effects of the COVID-19 pandemic on our business, results of operations and financial condition.

Our long term financial model assumes we expand both on our own and by partnering with other battery companies. Should we not be able to achieve these partnering goals we would have to expand purely on our own. This would require additional capital and could impact how fast we can ramp revenue and achieve profitability. It could also impact our ability to service some customers that require second sources for supply. Additionally, if we can achieve these partnerships but not on the financial terms we are assuming, it could impact our financial performance.

Over time we expect that we will need to raise additional funds through the issuance of equity, equity- related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our batteries, any significant unplanned or accelerated expenses and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern.

Our management has concluded that there is substantial doubt about our ability to continue as a going concern. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on Legacy Enovix’s consolidated financial statements as of, and for the year ended, December 31, 2020, which references management’s conclusion.

As discussed in the condensed consolidated financial statements, in Part I of this Form 10-Q, we have incurred losses since inception and have an accumulated deficit of $248.6 million as of October 3, 2021. These conditions raise substantial doubt about our ability to continue as a going concern. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. We believe that net proceeds of the Business Combination allow us to fund our operating plan through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner than we anticipate. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs and commercialization efforts.

Raising additional funds may cause dilution to existing stockholders and/or may restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity or convertible debt securities, our existing stockholders’ ownership interest may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of a common stockholder. Any agreements for future debt or preferred equity financings, if available, may involve covenants limiting or restricting our ability to take specific actions, such as raising additional capital, incurring additional debt, making capital expenditures, or declaring dividends. In addition, if we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies or future revenue streams.

Our Intellectual Property Risks

We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or be able to design around our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition. Moreover, our intellectual property is stored on computer systems that could be penetrated by intruders and potentially misappropriated. There is no guarantee that our efforts to protect our computer systems will be effective. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Further, we have not established our intellectual property rights in all countries in the world, and competitors may copy our designs and technology and operate in countries in which we have not prosecuted out intellectual property. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, and competitors’ ability to design around our intellectual property would enable competitors to offer similar or better batteries, in each case potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which, would adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time- consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our batteries.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our Regulatory Risks

We may encounter regulatory approval difficulties which could delay our ability to launch our lithium-ion battery cells, and compliance with regulatory laws may limit their usefulness.

Any delay in the development and manufacturing scale-up of our lithium-ion battery cells would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships. For example, although we plan on passing all the required regulatory abuse testing, because our design is new and has very high energy density, there may be unanticipated failure modes that occur in the field which could delay or prevent us from launching our batteries. Further, there are current limits on the amount of energy that can be transported via different methods, particularly air travel. These limits have been historically based on the energy of batteries currently on the market. These limits may have to be increased in the future if they are not to limit the transportation of our batteries. If these limits are not increased, it could increase the costs and duration of shipping of our finished product and limit customer use of our batteries in certain cases. This could increase our inventory costs and limit sales of our batteries in some markets.

We are subject to substantial regulation, and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.

Our batteries are subject to substantial regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and alternative energy are currently evolving and we face risks associated with changes to these regulations.

To the extent the laws change, our products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our products could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are subject to a variety of laws and regulations related to the safety and transportation of our batteries. Our failure to comply with these laws and regulations may have a material adverse effect on our business and results of operations.

Many federal, state and local authorities require certification by Underwriters Laboratory, Inc., an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing battery cells. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our products may not meet the specifications required by these authorities. A determination that any of our products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

In addition, lithium batteries have been identified as a Class 9 dangerous good during transport. To be safely transported (by air, sea, rail or roadways), they must meet various international, national, state and local authorities, including, for example, the provisions laid out in United Nations standard UN 38.3. This standard applies to batteries transported either on their own or installed in a device. UN 38.3 has been adopted by regulators and competent authorities around the world, thus making it a requirement for global market access. The failure to manage the transportation of our products could subject us to increased costs or future liabilities.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Our manufacturing process will have hazards such as, but not limited to, hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or product, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact the company brand, finances or ability to operate.

A failure to properly comply (or to comply properly) with foreign trade zone laws and regulations could increase the cost of our duties and tariffs.

Our manufacturing facility in Fremont, California has been established as a foreign trade zone through qualification with U.S. Customs. Materials received in a foreign trade zone are not subject to certain U.S. duties or tariffs until the material enters U.S. commerce. We benefit from the adoption of foreign trade zones by reduced duties, deferral of certain duties and tariffs, and reduced processing fees, which help us realize a reduction in duty and tariff costs. However, the operation of our foreign trade zone requires compliance with applicable regulations and continued support of U.S. Customs with respect to the foreign trade zone program. If we are unable to maintain the qualification of our foreign trade zones, or if foreign trade zones are limited or unavailable to us in the future, our duty and tariff costs would increase, which could have an adverse effect on our business and results of operations.

Risks Related to Ownership of Our Securities

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. The market values of our securities at the time of the consummation of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date on which RSVAC’s stockholders voted on the Business Combination or the date of this Quarterly Report on Form 10-Q.

In addition, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there was no public market for Legacy Enovix’s stock and trading in the shares of RSVAC Common Stock was not active. Accordingly, the valuation ascribed to Legacy Enovix and RSVAC Common Stock in the Business Combination may not have been indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	our ability to develop product candidates;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our securities available for public sale;

•	any major change in our board of directors or management;

•	sales of substantial amounts of Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for battery company stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who currently cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who currently cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline. If we obtain additional coverage and any new analyst issues, an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price could decline.

The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline.

The holders of the Founder Shares and Private Placement Warrants are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the RSVAC IPO. The holders of the Founder Shares and Private Placement Warrants can elect to exercise these registration rights at any time. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Business Combination. The presence of these additional shares of Common Stock trading in the public market may have an adverse effect on the market price of our securities.

A significant portion of our total outstanding shares of Common Stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Common Stock to drop significantly, even if our business is doing well.

Shares of our Common Stock that are currently restricted from immediate resale may be sold into the market in the near future. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Stock. We are unable to predict the effect that sales may have on the prevailing market price of Common Stock and Public Warrants.

To the extent our Warrants are exercised, additional shares of Common Stock will be issued, which will result in dilution to the holders of Common Stock and increase the number of shares eligible for resale in the public market. Sales, or the potential sales, of substantial numbers of shares in the public market by the selling securityholders, subject to certain restrictions on transfer until the termination of applicable lock-up periods, could increase the volatility of the market price of Common Stock or adversely affect the market price of Common Stock.

In addition, we have filed a registration statement on Form S-8 under the Securities Act registering the issuance of approximately 27.9 million shares of Common Stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements, exercise of options, settlement of restricted stock units and the expiration of lock-up agreements.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•

a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Common Stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If we do not maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the Public Warrants, holders will only be able to exercise such Public Warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the Public Warrants at the time that holders wish to exercise such Public Warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of Common Stock that holders will receive upon exercise of the Public Warrants will be fewer than it would have been had such holder exercised its Public Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their Public Warrants for cash if a current and effective prospectus relating to the Common Stock issuable upon exercise of the Public Warrants is available.

Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the Public Warrants until the expiration of the Public Warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in us may be reduced or the Public Warrants may expire worthless.

There is no guarantee that the Public Warrants will be in the money at the time they become exercisable, and they may expire worthless and the terms of the Public Warrants may be amended.

The exercise price for the Public Warrants is $11.50 per one whole share. There is no guarantee that the Public Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Public Warrants may expire worthless.

In addition, our Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and RSVAC, which was terminated and replaced by a warrant agreement between Computershare Trust Company, N.A., as warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any other change. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares and their respective affiliates and associates have of Common Stock purchasable upon exercise of a Public Warrant.

We have no obligation to net cash settle the Public Warrants.

In no event will we have any obligation to net cash settle the Public Warrants. Furthermore, there are no contractual penalties for failure to deliver securities to the holders of the Public Warrants upon consummation of an initial business combination, including the Business Combination, or exercise of the Public Warrants. Accordingly, the Public Warrants may expire worthless.

Public Warrants and Private Placement Warrants will become exercisable for our Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As part of the RSVAC IPO, RSVAC issued Public Warrants to purchase 11,500,000 shares of Common Stock. In connection with the RSVAC IPO, RSVAC issued to the Sponsor Private Placement Warrants to purchase 6,000,000 shares of Common Stock. Each Warrant is exercisable to purchase one share of Common Stock at $11.50 per share. To the extent such warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the then existing holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock. The Warrants become exercisable on the later of 30 days after the completion of our initial business combination and 12 months from the closing of the RSVAC IPO, and they expire five years after the completion of the Business Combination or earlier upon redemption or liquidation, as described in our Registration Statement on Form S-1, filed with the SEC on August 2, 2021, as may be amended.

We may redeem the unexpired Warrants prior to their exercise at a time that is disadvantageous to Warrant holders, thereby making their Warrants worthless.

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the Warrant holders if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption. Redemption of the outstanding Warrants could force the Warrant holders (i) to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of the Warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

We qualify as an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of RSVAC Common Stock in the IPO. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Even after we no longer qualify as an “emerging growth company,” we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, presenting only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and reduced disclosure obligations regarding executive compensation in this Quarterly Report on Form 10-Q and our periodic reports and proxy statements. Investors may find our Common Stock less attractive because we will rely on these exemptions, which may result in a less active trading market for our Common Stock and its price may be more volatile.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;

•

any action asserting a claim against us by any of our current or former directors, officers or other employees to us or our stockholders arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws;

•

any action or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended or restated bylaws (including any right, obligation or remedy thereunder);

•	any action or proceeding as to which the General Corporation Law of the State of Delaware (the

•	“DGCL”) confers jurisdiction to the Court of Chancery of the State of Delaware; and

•

any action asserting a claim against us or any of our current or former directors, officers or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This exclusive-forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Amended Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Our amended and restated certificate of incorporation further provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us or our directors, officers or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

General Risk Factors

From time to time, we may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Highly publicized incidents of laptop computers and cell phones bursting into flames have focused attention on the safety of lithium-ion batteries. If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects, or improper installation leading to a fire or other hazardous condition, we may become subject to product liability claims, even those without merit, which could harm our business, prospects, operating results and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our batteries have not yet been commercially tested or mass produced. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our batteries and our website, systems and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication, and an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information and other data. There can be no guarantee that our efforts to secure our computer systems against intrusion or exfiltration will be successful.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers or others. We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics such as the ongoing COVID-19 pandemic, and other calamities. Our headquarters and initial manufacturing facilities are located in Fremont, California, which is prone to earthquakes. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

In recent years, the United States and global economies suffered dramatic downturns as the result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may negatively impact the demand for our lithium-ion battery cells and may negatively impact our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our ability to utilize our net operating losses and certain other tax attributes to offset future taxable income and taxes may be subject to certain limitations.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating loss carryforwards (“NOLs”) to offset future taxable income and certain other pre-change tax attributes. The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If Legacy Enovix has experienced an ownership change at any time since its incorporation, we may already be subject to limitations on our ability to utilize Legacy Enovix’s existing NOLs and other tax attributes to offset taxable income or tax liability. In addition, the Business Combination and future changes in the our stock ownership, which may be outside of the our control, may have triggered or may trigger an ownership change. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use our or Legacy Enovix’s NOL carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us.

There is also a risk that changes in law or regulatory changes made in response to the need for some jurisdictions to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic or for other unforeseen reasons, including suspensions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in our and Legacy Enovix’s existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities. A temporary suspension of the use of certain net operating losses and tax credits has been enacted in California, and other states may enact suspensions as well.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Common Stock.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

b) Use of Proceeds

On December 1, 2020, we consummated our initial public offering of 23,000,000 units, consisting of shares of our common stock and warrants to purchase shares of common stock (the “RSVAC IPO”), generating gross proceeds of approximately $230 million. For further information about the RSVAC IPO, see Item 5 of our Annual Report on Form 10-K/A for the year ended December 31, 2020. We have been using and will continue to use the net proceeds of the RSVAC IPO primarily to build out our manufacturing facilities, to expand our research and development and other capabilities and for general corporate purposes.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

We released our third quarter fiscal year 2021 financial results on November 8, 2021 in a letter to our shareholders, which was furnished with a Current Report on Form 8-K with the SEC on November 8, 2021 (File No. 001-39753), and which was also posted on our investor relations website. For the third quarter and year-to-date period ended October 3, 2021, we disclosed basic and diluted earnings per share of ($0.08) and ($0.38) per share, respectively. The calculation we used to determine diluted earnings per share erroneously omitted the treasury stock method to determine the impact of the Private Placement Warrants. The overall net impact of adding back the mark-to-market adjustment to the numerator and the adjustment to the denominator was dilutive. This calculation has been corrected and the diluted earnings per share for the third quarter and year-to-date period ended October 3, 2021 of ($0.14) and ($0.45), respectively, have been reflected in our condensed consolidated statement of operations and Note 10 to the condensed consolidated financial statements that are included in Item 1 of this Quarterly Report on Form 10-Q. In addition, a revised letter to our shareholders has been posted to our investor relations website.

Item 6.	Exhibits.

Exhibit Number	Description[1]	Incorporated by Reference
		Schedule/Form	File No.	Exhibit	Filing Date

2.1+	Agreement and Plan of Merger, dated February 22, 2021	8-K	001-39753	2.1	February 22, 2021

3.1	Amended and Restated Certificate of Incorporation	8-K	001-39753	3.1	July 19, 2021

3.2	Amended and Restated Bylaws	8-K	001-39753	3.2	July 19, 2021

4.1	Specimen Common Stock Certificate	S-4/A	333-253976	4.5	June 21, 2021

4.2	Specimen Warrant Certificate	S-1/A	333-250042	4.3	November 25, 2020

4.3	Warrant Agreement, dated July 13, 2021, by and between Computershare Inc. and the Registrant	8-K	001-39753	4.3	July 19, 2021

10.1	Form of PIPE Subscription Agreements	8-K	001-39753	10.1	February 22, 2021

10.2#	2021 Equity Incentive Plan	8-K	001-39753	10.2	July 19, 2021

10.3#	Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice under the 2021 Equity Incentive Plan	S-4/A	333-253976	10.11	May 10, 2021

10.4#	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan	S-4/A	333-253976	10.12	May 10, 2021

10.5#	2021 Employee Stock Purchase Plan	8-K	001-39753	10.5	July 19, 2021

10.6	Amended and Restated Registration Rights Agreement, dated July 14, 2021, by and among the Registrant and certain other stockholders of the Registrant party thereto	8-K	001-39753	10.10	July 19, 2021

10.7	Amendment to Letter Agreement, dated July 14, 2021 by and among the Registrant and its officers, directors and Initial Stockholders	8-K	001-39753	10.12	July 19, 2021

10.8	Form of Lock-Up Agreement	8-K	001-39753	10.5	February 22, 2021

10.9	Form of Stockholder Lock-Up Agreement	8-K	001-39753	10.6	February 22, 2021

10.10	Form of Additional Lock-Up Agreement	8-K	001-39753	10.7	February 22, 2021

10.11#	Form of Indemnification Agreement	8-K	001-39753	10.19	July 19, 2021

10.12#	Amended and Restated Employment Agreement, dated May 28, 2021, by and between Enovix Corporation and Harrold Rust	8-K	001-39753	10.20	July 19, 2021

10.13#	Amended and Restated Employment Agreement, dated June 17, 2021, by and between Enovix Corporation and Gardner Cameron Dales	8-K	001-39753	10.21	July 19, 2021

10.14#	Amended and Restated Employment Agreement, dated June 11, 2021, by and between Enovix Corporation and Ashok Lahiri	8-K	001-39753	10.22	July 19, 2021

10.15#	Amended and Restated Employment Agreement, dated May 28, 2021, by and between Enovix Corporation and Steffen Pietzke	8-K	001-39753	10.23	July 19, 2021

Exhibit Number	Description[1]	Incorporated by Reference
		Schedule/Form	File No.	Exhibit	Filing Date

10.16#	Amended and Restated Employment Agreement, dated June 11, 2021, by and between Enovix Corporation and Edward Hejlek	8-K	001-39753	10.24	July 19, 2021

31.1*	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

+

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#	Indicates a management contract or compensatory plan, contract or arrangement.
*

These certifications are furnished to the SEC pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2021	Enovix Corporation

	By:	/s/ Harrold Rust
Harrold Rust
President and Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Steffen Pietzke
Steffen Pietzke
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)